12-31-2004

Forward...

PROTEIN DESIGN LABS, INC. 2004 ANNUAL REPORT


Daclizuma
For injectio
Caution: New
Manufacture
Plymouth, MI
Nuvion ® (visilizumab)
HuM291 (1 mg/mL,
Store refrigerated
Caution: New Drug - Limite
Law to Investigational Use.
Protein Design Labs, Inc.

In 2003, we embarked on a five-year plan to translate our strengths derived from antibody humanization into a commercial enterprise selling at least one product in North America by 2007.

In early 2005, WE ACHIEVED this aim.

By executing on our strategy, we have made significant progress toward each of our five-year plan objectives, outlined in early 2003:

ACHIEVED	**We met the first element of our five-year plan in 2003 — to refine and focus our research and development processes for humanized antibodies — by building a new team and acquiring a research-intensive "front end."**
ON TRACK	**Place one proprietary product candidate into clinical trials each year after 2004. We've added two programs in 2005 and target one new antibody in 2006.**
ON TRACK	**Initiate at least one pivotal trial by 2005.**
ON TRACK	**Validate our own commercial manufacturing facility by 2006. Our new facility should be underway for clinical supply by mid-year 2006.**
EXCEEDED	**Market our own proprietary medicine to improve patients' lives by 2007. Two years ahead of schedule, we've started to actively market three important hospital-based drugs with our own direct U.S.-based sales force.**

focused

NEXT STEPS We will focus on effectively integrating the ESP Pharma and *Retavase*® acquisitions, progressing our pipeline and working to grow a diverse stream of operating revenues. Success should drive positive cash flow from operations on a quarterly basis starting in the second half of 2006.

"During the past five quarters, we've transformed PDL...and arrived at a place few biotech companies have reached — full integration from research through commercialization."

Dear PDL shareholder,

During the past five quarters, we've transformed PDL. And by doing so, we've met many of our important five-year goals within the first two years of our current five-year plan. Through our strategic actions, we've arrived at a place few biotech companies have reached — full integration from research through commercialization. The team is proud of our accomplishments, while at the same time cognizant of, and gearing up for, the new challenges that lie ahead as a newly created, fully-integrated biopharmaceutical company.

A busy five quarters...

By acquiring ESP Pharma and the product *Retavase*®, we've created a commercial platform at PDL, with novel, growing and important hospital-based products, a 75-person sales organization, a 25-person sales operations, medical affairs and marketing team, and several late-stage programs in our pipeline. These transactions closed just before the end of March 2005, and already have had a remarkably energizing impact on the character and the morale of the PDL team.

During 2004, two of our antibody licensees, Genentech and Biogen Idec, received approval for two humanized antibodies, *Avastin*™ antibody product in February and *Tysabri*® antibody product in late November (although *Tysabri* was withdrawn from the market in late February 2005). For treatment of colorectal cancer and multiple sclerosis respectively, these breakthrough drugs became the 7th and 8th humanized antibodies marketed in the U.S. licensed under our patents. First-year sales of *Avastin* and continued sales growth of Genentech's *Herceptin*® helped our royalty revenues soar to $83.8 million in 2004, more than doubling over the course of the last two years.

We announced positive news related to several of our clinical programs, enabling them to proceed into further clinical trials in their respective indications. Daclizumab in asthma, *Nuvion*® antibody product in ulcerative colitis, M200 for the treatment of solid tumors — these programs have progressed under the skillful guidance of our revamped teams and experienced outside advisors. And for daclizumab, six months after the release of positive Phase II results in asthma, we forged an important new development and commercialization collaboration with Roche to move this program ahead with additional resources and expertise.

Our highest clinical priority remains *Nuvion*, our anti-CD3 antibody, which is completing Phase I/II studies and heading into a



MARK McDADE
CHIEF EXECUTIVE OFFICER

Phase II/III clinical study in intravenous steroid-refractory ulcerative colitis in 2005, the first of at least two studies we will initiate in support of our registration path for this important humanized antibody. We held a meeting with the FDA in late March 2005, from which we developed the future clinical trial pathway for *Nuvion*. Though initially we proposed moving directly into a Phase III trial, we believe the session set a productive framework for us to follow. This successful meeting follows on another positive for *Nuvion*, the designation of *Nuvion* under the FDA's Fast Track program.

Investments in infrastructure paving the way toward commercialization have enabled the steady progress of our new antibody manufacturing facility in Brooklyn Park, Minnesota, while our information technology team has been steadily working to bring a new enterprise resource planning system on-line within the first half of 2005.

Even with these investments and clinical progress, we have kept a sharp eye on top-line and bottom-line results, consistent with our aim to drive toward a positive cash flow from operations on a quarterly basis starting in the second half of 2006. While royalty revenues grew 59% from $53 million in 2003 to roughly $84 million in 2004, our loss per share improved year-on-year by more than 60%, notwithstanding clinical development expenses rising by nearly 50% to keep pace with pipeline progress.

As you know, we're in a challenging and highly unpredictable business. Our clinical program failure of daclizumab in ulcerative colitis and our mixed but still promising results with *HuZAF*™ antibody product in the treatment of Crohn's disease, are evidence of just how difficult it is to develop biotechnology-based drugs. And, our licensee's setback with the withdrawal of their breakthrough therapeutic for multiple sclerosis after less than four months on the market, highlights the unexpected events which can affect biopharmaceutical companies trying to bring important treatments to market. But we remain financially strong and passionately committed to focused, intelligent and collaborative design and implementation of clinical studies aimed at moving our most promising and innovative therapies toward the aims of product regulatory filing and ultimately product approval, enabling new treatments to improve patients' lives.

Perhaps most significantly for the "new" PDL, thanks to our recent acquisitions offering increased therapeutic area breadth, we're already affecting the lives of patients in need


Busulfex
CARDENE® I.V.
(nicardipine hydrochloride)
25 mg (2.5
NDC 67286-0812-1

A new portfolio of approved, hospital-based products

The March 2005 acquisition of ESP Pharma provides immediate access to hospitals through a proven sales organization and marketed therapeutics:

***Cardene*® IV (nicardipine hydrochloride) injection** Indicated for short-term treatment of hypertension when oral therapy is not feasible or desirable. A patent-protected intravenous preparation of nicardipine, a calcium-channel blocker, used most often by neurologists, neurosurgeons, anesthesiologists, cardiologists and cardiothoracic surgeons, and increasingly, in emergency departments.

***Retavase*® (reteplase)** Used predominantly by cardiologists, cardiothoracic surgeons and emergency room physicians to dissolve coronary blood clots and improve blood flow in patients suffering from heart attack. Expected to be an excellent fit with *Cardene* IV in our new cardiovascular acute-care portfolio.

IV *Busulfex*® (busulfan) injection Used in combination with cyclophosphamide to prepare the body for an allogeneic bone marrow transplant in patients with chronic myelogenous leukemia. When used in this regimen, IV *Busulfex* is administered four times per day and replaces oral busulfan.

of acute cardiac care therapies and those with cancer, given three actively marketed drugs and an outstanding hospital-based sales and marketing organization. Our new products — *Cardene* IV, *Retavase* and IV *Busulfex* — have truly enabled our evolution into an integrated, commercially-capable company.

2005 and beyond...

Our transformation will ultimately be successful if we reach our sales objectives, if we continue to move our clinical programs forward, if we retain the new team we acquired under the acquisition, and if we've emerged by year end as a fully-integrated biopharmaceutical company. By achieving this transformation, importantly, it puts us on a path to reach positive cash flow from operations on a quarterly basis starting in the second half of 2006. We now benefit from a highly-diversified revenue stream from: **(a)** multiple products sold in the United States and elsewhere, **(b)** royalty revenues paid to PDL based on net sales of therapeutic humanized antibodies likely to exceed $3 billion in the U.S. and Europe in 2005, and **(c)** collaborative revenues and additional fees paid to PDL as part of our many pharmaceutical and biotech agreements. As part of our commitment to strong and transparent communications, you'll be receiving regular updates from us as part of our quarterly commitment to communicate our status for our major 2005 objectives.

Late this year or early in 2006, we'll provide a new road map for PDL's direction to 2010 and beyond. Given the transforming nature of the past several quarters, and the fact that we've exceeded many of our original aims well in advance of 2007, the management team and board of directors are hard at work in creating our new template for growth. As we've recently provided in our March 2005 guidance, we now expect royalty revenue and net sales of our three actively marketed products (*Cardene* IV, *Retavase* and IV *Busulfex*) to grow by a compounded annual growth rate averaging 25% from 2005 until 2008. This top-line growth should fuel our continued evolution, while continuing to provide pipeline investments to bring one or more of our exciting developmental-stage programs to market.

It takes strong teamwork to achieve what PDL has accomplished over the past five quarters. I'd like to thank the team of dedicated employees at PDL, the board of directors, our outside advisors, our collaborative partners and our many outside contractors and vendors. Without all of your combined and successful efforts, PDL would not be where we are today.

As a special note, I'd like to heartily thank two board members who have or are about to step down. To Dr. Jürgen Drews, who stepped down from the board of directors during 2004, and to Mr. George Gould, who will not be standing for re-election at the upcoming shareholder meeting this June, we are deeply indebted to your thoughtful advice. I know, without question, that PDL has been shaped in part by your many years of service.

To all of our shareholders, it's because of the PDL team commitment to drive shareholder value that we are pushing so hard to become a self-sustaining commercial enterprise. We greatly appreciate your ongoing interest and support as we transform this unique and exciting biopharmaceutical enterprise.

Best regards,

Mark McDade
Chief Executive Officer
April 10, 2005



Forward thinking

Hospital-focused sales capabilities for current and future products







DAVE IWANICKI
VICE PRESIDENT
SALES AND SALES OPERATIONS
PDL

"ESP Pharma brings extensive commercialization capabilities and expertise, with an experienced 75-person hospital-focused sales force and sales management team, and marketing, medical affairs and sales operations. Adding PDL's exciting pipeline products like daclizumab and *Nuvion*®, when approved, to ESP Pharma's product offerings of *Cardene*® IV, *Retavase*® and IV *Busulfex*® would create the potential for exceptional revenue growth and an accelerated path to positive cash flow."



Forward thinking

Positioning *Nuvion* for global opportunities





STEPHAN R. TARGAN, M.D.
DIRECTOR, CEDARS-SINAI DIVISION OF GASTROENTEROLOGY
INFLAMMATORY BOWEL DISEASE CENTER
IMMUNOBIOLOGY INSTITUTE
PROFESSOR, UCLA SCHOOL OF MEDICINE

"For patients whose ulcerative colitis has not responded to treatment with intravenous steroids, few alternatives to surgery exist. Alternatives to surgery are needed. *Nuvion*, a promising therapeutic antibody for the potential treatment of intravenous steroid-refractory ulcerative colitis, is expected to begin Phase II/III clinical trials this year. Responses have been observed at all dose levels tested in previous studies. *Nuvion* may have the potential to address a serious unmet medical need."





Forward thinking

Manufacturing — commercial-scale production capacity for today and tomorrow







ERIC EMERY
VICE PRESIDENT
MANUFACTURING OPERATIONS
PDL

"We made an early strategic investment to build a commercial-scale manufacturing plant with 22,000 liters of multi-product production capacity, positioning us to be a self-sufficient, integrated pharmaceutical company that manufactures and markets our internally-developed therapeutic antibodies. We are on schedule and on budget to produce antibodies for clinical use from this facility by 2006 and on a commercial scale in 2007, while maintaining capacity for in-licensed products or partnering activity in the future."



Forward thinking

Rigorous selection processes yield promising, qualified drug candidates









RICHARD MURRAY, PH.D.
SENIOR VICE PRESIDENT AND
CHIEF SCIENTIFIC OFFICER
PDL

"Our multiple early-stage programs have been generated by incorporating cutting-edge discovery processes with our advanced protein engineering skills. A steady stream of antibody candidates is focused on cancer and autoimmune disease. We have created a self-sustaining therapeutic antibody platform capable of generating, on average, one IND per year. The next internal IND candidate expected in 2006 will likely be in oncology."

With the acquisition of ESP Pharma, PDL reached our aim of marketing products in the United States two years ahead of schedule

PDL achieved its five-year strategic aim to become a fully-integrated, commercial biopharmaceutical company in just over two years. The March 2005 acquisition of ESP Pharma, Inc. brought an experienced hospital-focused, 75-person sales and sales management team along with marketing, medical affairs and sales infrastructure for the United States and Canada. Also, we acquired *Retavase®*, a marketed product for the treatment of acute myocardial infarction. Together with *Cardene®* IV, we now have important product offerings in the acute cardiac care arena.

The following pages describe our significant forward progress as we transform into a newly commercial PDL.

Forward progress

2003

STRATEGY 1: **ACHIEVED**

Refine and Focus

PDL instilled higher levels of performance in all programs through the disciplined addition of key management, staff and the Eos Biotechnology, Inc. acquisition. New methods and metrics for moving compounds and programs forward allow PDL to streamline and concentrate its research and development, resulting in a focused pipeline of products.

2004

STRATEGY 2: **ON TRACK**

Place One Proprietary Product into Clinical Trials

Our research team continues to generate promising development candidates by incorporating genome-wide discovery processes with our advanced protein engineering skills. Based on stringent criteria, we continue to develop therapeutic antibody candidates that may be useful for the treatment of cancer, inflammation and autoimmune diseases.

2005
STRATEGY 3: **ON TRACK**

Initiate One Pivotal Trial

Nuvion®, our humanized anti-CD3 antibody for the treatment of intravenous steroid-refractory ulcerative colitis, is expected to begin a Phase II/III clinical trial in late 2005. Through the ESP Pharma acquisition, we acquired North American marketing rights to terlipressin for type I hepatorenal syndrome, already in Phase III.

2006
STRATEGY 4: **ON TRACK**

Validate Manufacturing Facility

We completed build-out of our Minnesota large-scale commercial production facility, on schedule and on budget. When validated, the 214,000-square-foot facility will have commercial-scale capacity for multiple products including daclizumab, *Nuvion* and other products in our pipeline. We expect to produce antibodies for clinical use from this facility by 2006 and on a commercial scale by 2007.

2007
STRATEGY 5: **ACHIEVED**

Market Our Own Medicine

Through the acquisitions of ESP Pharma and *Retavase*, we achieved in early 2005 our end goal of marketing our own medicine — originally slated for 2007.

Though we achieved this goal ahead of schedule, we remain focused on the development of our clinical candidates. With a diverse revenue base and commercial competence, we expect additional growth opportunities with potential to add significant shareholder value in years ahead.

Tied to this new commercial capability, we now aim to reach positive cash flow on a quarterly basis starting in the second half of 2006.



GLEN SATO
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
PDL

"With the acquisitions of ESP Pharma and *Retavase* in early 2005, we transformed from a company with an important royalty base to a fully-integrated biopharmaceutical company with a diverse and growing revenue stream. Royalty revenues continued to grow in 2004 as we began receiving royalties on *Avastin*™ sales from Genentech, saw continued growth of *Herceptin*®, and *Xolair*® enjoyed its first full year of launch. Together with sales from *Cardene* IV,® *Retavase*® and IV *Busulfex*®, our goal is to achieve compound 25% average annual growth in net product sales and royalties between 2005 and 2008."


$83.8 M
$52.7 M
$40.4 M
$30.6 M
01
02
03
04

Forward progress

Focusing on the products with the greatest potential

PRODUCT NAME		INDICATIONS
Nuvion®	(visilizumab, anti-CD3)	*IV steroid-refractory ulcerative colitis*
Daclizumab®	(anti-CD25)	*Chronic, persistent asthma*
Daclizumab		*Multiple sclerosis (MS)*
Ularitide®		*Decompensated congestive heart failure (DHF)*
M200	(volociximab, anti-$\alpha_5\beta_1$ integrin)	*Solid tumors*
M200		*Age-related macular degeneration (AMD)*
Terlipressin®	(synthetic 12 amino acid peptide)	*Type I hepatorenal syndrome (HRS)*
HuZAF™	(fontolizumab, anti-gamma interferon)	*Crohn's disease (CD)*

- Inflammation
- Oncology
- Rights acquired through ESP Pharma acquisition
- Planned for 2005

2004, three antibodies emerged as clear priorities and leading candidates for commercialization based on clinical results: *Nuvion* for intravenous steroid-refractory ulcerative colitis, daclizumab for asthma and multiple sclerosis, and M200 for the potential treatment of solid tumors. In early 2005 we added two more late-stage programs, ularitide in Phase II and terlipressin in Phase III. The table below describes our pipeline and the status of projects we have designated as our clinical priorities.

Moving forward in 2005, we have implemented an active marketing plan for *Cardene* IV, *Retavase* and IV *Busulfex* to grow sales, setting the stage for PDL's marketing of *Zenapax* in transplantation by 2007, and the potential hospital-based introductions subsequently of terlipressin, *Nuvion*, ularitide and other programs as they advance. On the clinical side, we expect to initiate a Phase II/III clinical trial for *Nuvion*, have already initiated a Phase I study of subcutaneous daclizumab, plan to continue Phase II trials for M200 and present Phase II data for ularitide for decompensated congestive heart failure. Our business objectives include increasing revenues to more than $250 million, creating new partnerships for daclizumab in multiple sclerosis and *HuZAF* for multiple indications, and continuing validation activities for our manufacturing plant.

PRECLINICAL	PHASE I	PHASE I/II	PHASE II	PHASE III	MARKETED

(1) Partnered with Roche for asthma and other respiratory diseases

(2) PDL has subsequent development and commercialization responsibilities licensed exclusively for U.S., Canada, EU countries and Switzerland

(3) PDL has marketing rights in the U.S. and Canada; partner is responsible for development; currently in Phase III designated as an Orphan Drug program and more recently granted Fast Track status

Nuvion® (visilizumab, anti-CD3)

Development indications: *Intravenous steroid-refractory ulcerative colitis (IVSR-UC); Severe Crohn's disease*
Milestones: *Present interim data from Phase I/II clinical trial at Digestive Disease Week Meeting May '05; Report Phase I/II results H2 '05; Initiate Phase II/III clinical trial in IVSR-UC Q4 '05; Initiate trial for severe inflammatory, non-stricturing, non-penetrating Crohn's disease Q1 '05; Initiate trial for severe fistulizing Crohn's disease Q2 '05*

What is intravenous steroid-refractory ulcerative colitis?

Ulcerative colitis is a lifelong autoimmune disease causing inflammation and ulceration of the inner lining of the large intestine. The ulcerated colon lining produces rectal bleeding and diarrhea. Close to half of all people suffering from severe ulcerative colitis will be hospitalized for a variety of complications including dehydration from severe diarrhea, blood loss, and perforation of the colon. If patients do not respond to intravenous corticosteroids, they are steroid-refractory and surgical removal of the colon is the most common next step.

What is *Nuvion*?

Nuvion is a humanized monoclonal antibody directed at the CD3 antigen on T cells. Several studies suggest T lymphocytes are the primary immune cells mediating the onset and progression of autoimmune diseases such as ulcerative colitis, Crohn's disease and multiple sclerosis. *Nuvion* produced responses in ulcerative colitis patients at all doses tested to date, and it is being evaluated in a Phase I/II clinical trial for the treatment of IVSR-UC as well as two Phase I trials for Crohn's disease.

What is the market for *Nuvion*?

Nuvion represents the first treatment alternative to surgery for approximately 12,000 to 15,000 people in the United States, and similar numbers in Europe, suffering from intravenous steroid-refractory ulcerative colitis. The cost of surgery and related hospitalization is high, so there is an important need for safe and effective drugs to address this unmet medical need. In addition, the market for ulcerative colitis is expected to double in the next five years, as current therapies generally are outdated and palliative.

What are the next steps for *Nuvion*?

PDL expects to conduct two pivotal clinical trials in this indication, the first a Phase II/III starting before the end of 2005, and the second, a Phase III trial to be initiated at the time of interim analysis for the Phase II/III trial. Concurrent with the Phase II/III trial, we will initiate a clinical trial to determine *Nuvion's* efficacy in retreating patients who responded to treatment with *Nuvion*, but relapsed at a later date. Estimated milestone timeline shown below.

Q1 '05 *Initiate trial for severe inflammatory, non-stricturing, non-penetrating Crohn's disease*

Q2 '05 *Initiate trial for severe fistulizing Crohn's disease*

Q2 '05 *Interim data from Phase I/II clinical trial*

H2 '05 *Report Phase I/II results in IVSR-UC*

Q4 '05 *Initiate Phase II/III clinical trial in IVSR-UC* "[illegible] hope to people whose [illegible]ve is surgery. It is the only [illegible] currently targeted for patients [illegible] ulcerative colitis who have [illegible] with intravenous steroids. [illegible]ts who fail intrave[illegible]rapy will face [illegible] their colon [illegible]ing, severe ill[illegible] colon."

[illegible], M.D.
[illegible] PROFESSOR OF MEDICINE
UNIVERSITY OF PITTSBURGH





ANITA GORSKI
ULCERATIVE COLITIS PATIENT
CHICAGO, ILLINOIS

"I have been in and out of the hospital many times due to ulcerative colitis and, because I did not tolerate steroids well, was trying to find the appropriate treatment to help relieve the pain and fatigue."

Daclizumab (anti-CD25)

Approved indication: *Prevention of acute renal allograft rejection*
Development indications: *Asthma; Multiple sclerosis (MS)*
Milestones: *Initiate single-dose trial for subcutaneous daclizumab Q1 '05; Initiate Phase II trial for MS Q2 '05; Initiate multiple-dose trial for subcutaneous daclizumab H2 '05; Initiate Phase IIb trial for asthma Q1 '06*

What is daclizumab?

Daclizumab is a humanized monoclonal antibody that binds to the IL-2 receptor on activated T cells, stopping the cascade of events leading to transplant rejection and autoimmune diseases.

Is daclizumab on the market?

Daclizumab was approved by the U.S. FDA in December 1997 for the prevention of renal allograft rejection, and is marketed as *Zenapax*® antibody product by Roche.

How many patients have been treated with daclizumab?

Nearly 60,000 patients have been treated with *Zenapax* for the prevention of acute kidney transplant rejection. PDL developed a subcutaneous version of daclizumab which may be beneficial in chronic indications with significantly larger market opportunities. Because of its action as an anti-inflammatory agent, daclizumab may be useful in treating diseases such as asthma, afflicting nearly five million Americans in the moderate-to-severe categories, and multiple sclerosis, which affects approximately 350,000 people in the United States.

What are PDL's rights to daclizumab?

PDL owns worldwide rights to market, develop, manufacture and sell daclizumab in all indications except organ transplant. For asthma and related respiratory disorders, PDL has licensed to Roche rights to co-develop and co-promote daclizumab in the United States, and the rights to daclizumab for these indications in all other countries. All transplant rights, currently owned by Roche, may return to PDL by the second half of 2006 upon exercise of certain reversion options by either PDL or Roche. Estimated milestone timeline shown below.

Q1 '05 *Initiate single-dose Phase I trial using subcutaneous daclizumab*

Q2 '05 *Initiate Phase II trial in multiple sclerosis*

H2 '05 *Initiate multiple-dose trial using subcutaneous daclizumab*

Q1 '06 *Initiate Phase IIb trial in asthma*

"I've tried nebulizers, inhalers and
...ventative medicines, all without
... I began taking daclizumab
... to control my asthma
... which
... a...
exercise, travel and ... id...
during the summer."

DIANE AMBROSE
FORT ATKINSON, WISCONSIN





WILLIAM W. BUSSE, M.D.
CHARLES E. REED PROFESSOR OF MEDICINE AND HEAD, ALLERGY AND IMMUNOLOGY
UNIVERSITY OF WISCONSIN MEDICAL SCHOOL
MADISON, WISCONSIN

"Daclizumab works through a unique mechanism of action, and in a Phase II clinical study allowed many patients to bring their disease under control. Given the large, unmet need for novel asthma treatments, I believe daclizumab clearly merits additional clinical study."

M200 (volociximab: anti-$\alpha_5\beta_1$ integrin)

Development indications: *Advanced solid tumors; Age-related macular degeneration (AMD)*
Milestones: *Initiate Phase II trials in renal cell carcinoma, malignant melanoma, pancreatic cancer, non-small cell lung cancers Q1/Q2 '05; Initiate Phase II trial in AMD Q4 '05; Present data from Phase II trials at ASCO June 2006*

What is M200?

M200 is a novel anti-angiogenic chimeric antibody that inhibits the formation of new blood vessels, a process necessary for tumor growth. Results from a Phase I study in advanced solid tumors show that M200 was well tolerated and produced no dose-limiting toxicities.

What are the next steps for M200?

PDL is initiating a series of Phase II clinical trials in different types of cancer. The first uses M200 as a single agent to treat renal cell carcinoma; the second is in combination with standard chemotherapy of dacarbazine to treat malignant melanoma; the third uses M200 in combination with gemcitabine for the treatment of pancreatic cancer. The remaining trial is expected to use M200 in combination with another agent for the treatment of non-small cell lung cancer. Also, we plan to initiate a Phase II study in age-related macular degeneration (AMD).

How many people are affected by these cancers?

Forty to fifty thousand people in the United States suffer from non-small cell lung cancer, representing the largest population currently targeted by M200. Pancreatic cancer affects approximately 22,000 Americans, approximately 11,000 suffer from malignant melanoma and approximately 7,000 are afflicted by renal cell cancer.

What is the potential market for M200 in AMD?

Approximately one million people in the United States suffer from the wet form of macular degeneration, a chronic, progressive disease that results in the loss of central vision. AMD is caused by hardening of the arteries that nourish the retina, depriving the sensitive retinal tissue of oxygen and nutrients that it needs to function and thrive.

About 10% of patients who suffer from macular degeneration have wet AMD. This type occurs when new vessels form to improve the blood supply to oxygen-deprived retinal tissue. However, the new vessels are very delicate and break easily, causing bleeding, damage to surrounding tissue and the loss of central vision. Estimated milestone timeline shown below.

Q1 '05 *Initiate renal cell carcinoma single-agent trial*

Q1 '05 *Initiate pancreatic combination trial*

Q1 '05 *Initiate melanoma combination trial*

Q2 '05 *Initiate non-small cell lung cancer combination trial*

Q4 '05 *Initiate Phase II AMD trial*

Q2 '06 *Presentation of data at ASCO June '06*



"Drugs such as M200 may represent an exciting next generation of cancer treatments, which can work by inhibiting the growth of new blood vessels that feed a tumor, thereby leading to slower tumor growth, cell death and inhibition of metastasis. In a Phase I study of M200 in various solid tumor types, 10 of 15 evaluable patients had stable disease as their best response, and five of six patients treated at the 10 mg/kg dose achieved stable disease. With drugs that target angiogenesis, persistent stable disease is encouraging and may represent biologic activity."

ANTHONY W. TOLCHER, M.D.
ASSOCIATE DIRECTOR OF CLINICAL RESEARCH
INSTITUTE FOR DRUG DEVELOPMENT, CTRC
SAN ANTONIO, TEXAS



KAREN PEEL
DIRECTOR
PROJECT MANAGEMENT
PDL

"M200 is a chimeric monoclonal antibody that targets $\alpha_5\beta_1$ integrin, a cell adhesion molecule that is critical for survival and proliferation of endothelial cells during the process of angiogenesis, or new blood vessel formation. M200 binds with high affinity to $\alpha_5\beta_1$ integrin on activated endothelial cells causing apoptosis and the inhibition of angiogenesis, regardless of the growth factor, such as VEGF, bFGF, HGF and others, that stimulated angiogenic activity."

Ularitide

Development indication: *Decompensated congestive heart failure (DHF)*
Milestone: *Scientific presentation of Phase II data H2 '05*

What is ularitide?

Ularitide is processed from the same gene that produces atrial natriuretic peptide in the heart, and is being studied for the treatment of DHF. It is a novel potential therapeutic with a distinct mechanism of action in comparison with the only marketed natriuretic peptide.

What clinical studies of ularitide are being conducted?

German company CardioPep Pharma GmbH is conducting clinical studies in hospitalized patients with decompensated congestive heart failure. A double-blind, placebo-controlled Phase II study of ularitide called SIRIUS II has enrolled a total of 221 patients. Positive results from this trial were reported in the second quarter of 2005. Full presentation of the results may be possible at appropriate scientific meetings in the fall of 2005.

What are PDL's rights to ularitide?

Through the ESP Pharma acquisition, PDL obtained exclusive rights to conduct future development and exclusive marketing rights for all indications in the United States, Canada, the European Union and Switzerland. PDL expects to file a U.S. IND by the end of 2005.

What is the potential market in DHF?

In the United States alone, there are approximately one million hospitalizations per year for decompensated congestive heart failure.

Terlipressin (synthetic 12 amino acid peptide)

Approved indication: *Esophageal variceal hemorrhage (approved and marketed in several European and Asian countries, but not in the United States or Canada)*
Development indication: *Type I hepatorenal syndrome (HRS)*
Milestone: *Continued enrollment in Phase III Orphan Drug program*

What is terlipressin?

Terlipressin is derived from the naturally occurring lysine-vasopressin. Terlipressin causes constrictive activity in vascular and extra-vascular smooth muscle via V-1 receptors. As a consequence, it reduces blood flow in the splanchnic area and thereby lowers portal blood pressure.

Is terlipressin a marketed product?

Terlipressin is being developed by Orphan Therapeutics and is in a Phase III clinical trial for HRS. It is approved in many European and Asian countries for the treatment of esophageal variceal hemorrhage. Terlipressin is not approved in the United States or Canada.

Terlipressin is being evaluated in patients with type I HRS, a condition where patients with end-stage liver disease may develop progressive deterioration of renal function. Patients who have a rapid decline of renal function, characterized as type I HRS, have a median survival of less than two weeks. The treatment of choice for these patients is liver transplantation, an option not always available to all patients.

What are PDL's rights to terlipressin?

Through the ESP Pharma acquisition, PDL has obtained exclusive marketing rights in the United States and Canada from a private U.S. company, Orphan Therapeutics. Orphan Therapeutics is conducting a double-blind, placebo-controlled Phase III trial in the United States and Europe in patients with type I HRS.

What is the potential market in HRS?

There are approximately 4,000-6,000 patients in the United States each year that could be candidates for this therapy. Orphan Therapeutics has obtained Orphan Drug status for this program, and in April 2005 announced that the FDA had also granted Fast Track designation.

HuZAF™ (fontolizumab, anti-gamma interferon)

Development indications: *Moderate to severe Crohn's disease; Rheumatoid arthritis*
Milestone: *Establish collaboration partner by end of Q4 '05*

What is Crohn's disease?

Crohn's disease is a chronic disorder that causes inflammation of the gastrointestinal (GI) tract. Although it can involve any area of the GI tract from the mouth to the anus, it most commonly affects the small intestine and/or colon, causing severe diarrhea, abdominal cramping and bleeding from the rectum.

How is it different than ulcerative colitis?

Ulcerative colitis (UC) and Crohn's disease (CD) are the most common inflammatory bowel diseases, with many similarities in symptoms. The main difference between the two is the location of the inflammation. In ulcerative colitis, inflammation usually affects the large intestine and colon; Crohn's disease may affect the whole gastrointestinal tract, most commonly the small and large intestine.

What is *HuZAF*?

Fontolizumab is a humanized monoclonal antibody that binds to interferon-gamma (IFN-Y), an important immunoregulatory cytokine with multiple activities, including the up-regulation of MHC Class II molecule expression. Blocking IFN-Y may be useful in treating a variety of autoimmune diseases including Crohn's disease, rheumatoid arthritis and lupus.

What are the next steps for *HuZAF*?

PDL conducted a Phase II clinical trial for *HuZAF* in severe Crohn's disease. In May 2004, we reported that while it did not meet the primary endpoint based on one dose of *HuZAF*, patients given a second intravenous dose showed a significant response. We continue to evaluate *HuZAF* in an ongoing open-label study to establish safety and activity of a nine-dose intravenous regimen in Crohn's disease, and are seeking a partner for further development.

GLOSSARY

Angiogenesis

The formation of new blood vessels to a tumor. Anti-angiogenesis agents are intended to block formation of blood vessels to the tumor, thereby leading to slower tumor growth, death or inhibition of metastasis.

Antibody

A Y-shaped, protective protein released by the immune system's B cells, a type of white blood cell, in response to the presence of a foreign substance in the body. B cells produce millions of different kinds of antibodies, which have slightly different shapes that enable them to bind and, as a result, inactivate different targets. Antibodies that have identical molecular structure that bind to a specific target are called monoclonal antibodies.

Antibody Humanization

PDL's approach involves the creation of a computer-generated model of a promising mouse antibody and identification of a human antibody that has a similar structure. We then design an antibody that incorporates key regions of the mouse antibody into the human antibody. The result is a human-like, or humanized antibody, designed to capture the powerful therapeutic potential of important mouse antibodies, while avoiding immunogenicity concerns and short half-lives commonly associated with mouse antibodies.

Antigen

A protein or carbohydrate substance, such as a toxin or enzyme, capable of stimulating an immune response. The antigen is essentially the specific target for an antibody.

Autoimmune Disease

A disease relating to, or caused by, antibodies or T cells that attack molecules, cells or tissues of the organism producing them. Ulcerative colitis, Crohn's disease and multiple sclerosis are examples of autoimmune diseases.

Clinical Trial

An experiment to test safety or usefulness of a drug in human patients. Usually conducted in three or more phases, including a first phase primarily to evaluate safety, a second phase to obtain additional safety data and preliminary efficacy data, and a third phase to evaluate safety and efficacy in a larger patient population.

Congestive Heart Failure

Condition in which the heart is unable to maintain adequate circulation of blood in the tissues of the body or to pump out the venous blood returned to it by the venous circulation.

Humanization Agreement

A business collaboration in which PDL agrees to humanize an antibody for a partner, usually another biotechnology or pharmaceutical company. Typical terms include an upfront fee, milestone payments and royalties on any future sales of the antibody.

Fast Track Status

A designation from the U.S. Food and Drug Administration (FDA) indicating that the FDA will facilitate the development and expedite the review of a new drug that is intended to treat a serious or life-threatening condition, and that demonstrates the potential to address an unmet medical need. However, Fast Track designation does not mean that the FDA will expedite approval of any application for the product or guarantee approval of the product.

IND

An Investigative New Drug Application form for submission to the FDA to obtain permission to transport a new drug still under investigation from one state to another and to use it in clinical studies.

Orphan Drug Status

A designation from the FDA that a drug in development addresses a rare disease or condition which affects less than 200,000 persons in the United States, or which affects more than 200,000 persons in the United States but for which there is no reasonable expectation that the cost of developing and making that drug available will be recovered from sales.

Patent License

An agreement granting the right to manufacture and market therapeutic products against an antigen under PDL's antibody humanization technology patents. Terms typically include an upfront fee, milestone payments and royalties on future sales.

Financial report

PROTEIN DESIGN LABS, INC. 2004 ANNUAL REPORT

This Financial Report is information from PDL's Annual Report on Form 10-K for the period ending December 31, 2004, and filed March 16, 2005. Information in the Financial Report does not include financial results or consolidated information regarding the acquisitions of ESP Pharma, Inc. and *Retavase*® which closed on March 23, 2005.

SELECTED FINANCIAL DATA

(In thousands, except per share data)	2004	2003	2002	2001	2000
	YEARS ENDED DECEMBER 31,				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Revenues:					
Royalties	**$ 83,807**	$ 52,704	$ 40,421	$ 30,604	$ 19,189
License and other	**12,217**	13,982	5,952	13,796	21,220
Total revenues	**96,024**	66,686	46,373	44,400	40,409
Costs and expenses:					
Research and development	**122,563**	82,732	57,978	52,163	42,330
General and administrative	**31,806**	27,613	18,373	15,004	11,481
Acquired in-process research and development[1]	**—**	85,993	—	—	—
Total costs and expenses	**154,369**	196,338	76,351	67,167	53,811
Operating loss	**(58,345)**	(129,652)	(29,978)	(22,767)	(13,402)
Interest and other income, net[2]	**10,212**	9,831	25,978	35,135	22,647
Interest expense	**(5,028)**	(9,770)	(9,146)	(9,709)	(8,593)
Impairment loss on investment[3]	**—**	(150)	(1,366)	—	—
Income (loss) before income taxes	**(53,161)**	(129,741)	(14,512)	2,659	652
Provision for income taxes	**80**	73	42	12	5
Net income (loss)	**$ (53,241)**	$(129,814)	$ (14,554)	$ 2,647	$ 647
Basic and diluted net income (loss) per share:	**$ (0.56)**	$ (1.40)	$ (0.16)	$ 0.03	$ 0.01
Shares used in computation of net income (loss) per share:					
Basic	**94,982**	92,478	88,865	87,624	80,904
Diluted	**94,982**	92,478	88,865	92,889	88,562

(In thousands, except per share data)	2004	2003	2002	2001	2000
	DECEMBER 31,				
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents, marketable securities and restricted investments	**$ 397,080**	$ 504,993	$606,410	$650,315	$661,173
Working capital	**356,660**	467,248	599,215	641,896	651,641
Total assets	**713,732**	742,030	717,818	729,898	704,980
Long-term obligations, less current portion	**257,768**	258,627	158,426	158,892	159,324
Accumulated deficit	**(273,532)**	(220,291)	(90,477)	(75,923)	(78,570)
Total stockholders' equity	**412,510**	448,331	544,766	558,443	534,144

Certain reclassifications of previously reported amounts have been made to conform to the presentation in the Consolidated Statement of Operations and Consolidated Balance Sheets for the years ended December 31, 2003 and 2004.

(1) Represents acquired in-process research and development, which relates to the Eos acquisition and the purchase of certain technology from Roche that had not yet achieved technological feasibility. For a description of these charges, see Note 4 to the Consolidated Financial Statements.

(2) Includes charges associated with the early extinguishment of certain of our debt. For a description of these charges, see Note 15 to the Consolidated Financial Statements.

(3) Represents non-cash charges related to the impairment of an equity investment. For a description of these charges, see Note 7 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, including our pending acquisition of ESP Pharma and ESP Pharma's pending acquisition of certain rights to the Retavase *product, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below, and for the reasons described elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.*

OVERVIEW

We are a recognized leader in the discovery and development of humanized monoclonal antibodies for the treatment of disease. All of our revenues are derived from licensing, humanization and royalty arrangements. During the year ended December 31, 2004, we received royalties on seven marketed products, with approximately 84% of our royalty revenues derived from the *Herceptin* and *Avastin* antibody products marketed by Genentech and the *Synagis* antibody product marketed by MedImmune.

In September 2004, we entered into a Co-Development and Commercialization Agreement (the Collaboration Agreement) with Hoffmann-La Roche (Roche) for the joint development and commercialization of daclizumab (in transplantation, marketed as *Zenapax®*) for the treatment of asthma and other respiratory diseases. Under the terms of the Collaboration Agreement, we and Roche will globally co-develop daclizumab in asthma, share development expenses and co-promote the product in the United States. Outside the United States, we will receive royalties on net sales by Roche or its licensees of the product in asthma.

Under the terms of the Collaboration Agreement, we received a $17.5 million upfront payment from Roche in the third quarter of 2004, and we may receive up to $187.5 million in development and commercialization milestones in the future for successful further development of daclizumab. In addition, we receive partial reimbursement from Roche related to ongoing research and development efforts under the Collaboration Agreement. We determined that all of the elements under the Collaboration Agreement should be accounted for as a single unit of accounting under Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." As such, and as we have continuing obligations under the Collaboration Agreement, we recorded the $17.5 million as deferred revenue and will recognize this amount over the approximately six years that research and development expenses are expected to be performed for Roche. During 2004, we recognized approximately $3.7 million in License and Other revenue related to the amortization of the upfront license fee and the reimbursement of certain research and development expenses.

In January 2005, we entered into a definitive agreement with ESP Pharma Holding Company, Inc. (ESP), a privately held, hospital-focused pharmaceutical company, under which PDL will acquire ESP for $300 million in cash and approximately $175 million in PDL common stock, or an aggregate value of approximately $475 million. In February 2005, this agreement was amended to reflect ESP's agreement to acquire from Centocor, Inc. (Centocor), a biopharmaceutical operating company of Johnson & Johnson, rights to manufacture, develop, market and distribute *Retavase*® (reteplase) in the United States and Canada, including an increase in the purchase price by $25 million in cash payable to the ESP stockholders at the closing of the ESP acquisition. The acquisition price to be paid to Centocor for the rights to *Retavase* is $110 million. Milestone payments of up to $45 million may be made if additional conditions relating to ongoing clinical trials and manufacturing arrangements are satisfied. In February 2005, we entered into a loan commitment agreement with ESP to ensure that the $110 million purchase price payable to Centocor would be available to complete the purchase of *Retavase* by ESP. No amount has been drawn under this commitment as of March 11, 2005.

The aggregate preliminary purchase price is expected to be approximately $503.0 million, including the cash to be paid to ESP stockholders of $325.0 million, the fair market value of PDL's common stock to be issued to ESP stockholders totaling approximately $172.5 million, and estimated direct transaction costs of approximately $5.3 million. In the event that there is a significant change in our stock price from the announcement of the acquisition to the closing date, we may be required to issue up to an additional 9.8 million shares of our common stock to ESP, which could increase the purchase price by an amount up to $19.2 million. We expect this transaction to close late during the first quarter or early during the second quarter of 2005. We currently estimate between 80% and 85% of the aggregate purchase price will be allocated to capitalizable intangible assets and goodwill, with a smaller portion, or approximately 10%-15%, allocated to acquired in-process research and development expense.

By adding marketed products and sales and distribution capabilities to our antibody development and humanization technology platform, the ESP acquisition is intended to establish PDL as a fully integrated, commercial biopharmaceutical company with novel marketed products, a growing and diverse revenue base and a broad, proprietary pipeline. The transaction is expected to close late in the first or early in the second quarter of 2005. Assuming the closing of the acquisition by this anticipated date, we believe that we will achieve positive cash flow from operations on a quarterly basis beginning in the second half of 2006 based upon revenues consisting of royalties, license and other income and product sales.

In order to help fund the acquisition of ESP, in February 2005, we issued 2.00% Convertible Senior Notes due February 14, 2012 with a principal amount of $250.0 million (the 2005 Notes). The 2005 Notes are convertible into our common stock at a conversion price of $23.69 per share, subject to adjustment in certain events. Interest on the 2005 Notes is payable semiannually in arrears on February 15 and August 15 of each year. The 2005 Notes are unsecured and subordinated to all our existing and future indebtedness and may be redeemed at our option, in whole or in part, beginning on February 19, 2010 at par value.

Significant Risks

In general, we have a history of operating losses and may not achieve sustained profitability. As of December 31, 2004, we had an accumulated deficit of approximately $273.5 million. Our expenses will continue to increase over the next several years because of the extensive resource commitments required to identify and develop antibody candidates to achieve regulatory approval and to market potential products for commercial success for any individual product. Also, over the next several years we expect to incur substantial additional expenses as we continue to identify, develop and manufacture our potential products, invest in research and improve and expand our development and manufacturing capabilities.

Our operating expenses may also increase as some of our earlier stage potential products move into later stage clinical development, as additional potential products are selected as clinical candidates for further development, as we invest in additional manufacturing capacity, as we defend or prosecute our patents and patent applications, and as we invest in research or acquire additional technologies, product candidates or businesses.

In January 2005, we entered into an agreement to acquire ESP for an estimated purchase price of approximately $503 million. In the event that there is a significant change in our stock price from the announcement of the acquisition to the closing date, we may be required to issue additional shares to ESP, which could increase the purchase price by an amount up to $19.2 million. If the pending transaction closes, the integration of the two companies' product rights, technologies, operations and personnel will be a complex, time consuming and expensive process and will require significant attention from management and other personnel, which may distract their attention from the day-to-day business of the combined company. The diversion of management's attention and any difficulties associated with integrating ESP into our organization could have a material adverse effect on the operating results of the combined company after the merger and could result in the combined company not achieving the anticipated benefits of the merger.

In order to reach our goal to be cash flow positive on a quarterly basis beginning in 2006, we will have to continue to increase sales levels for the key ESP products from historical levels, in particular *Cardene* IV, *Retavase* and IV *Busulfex*. Accordingly, we will need to effectively transition existing relationships with distributors, third-party vendors, manufacturers and customers of ESP. Although we plan to retain the hospital-focused sales force and related sales infrastructure, we have never sold, marketed or distributed products, and we may not be able to successfully integrate such capabilities from ESP necessary to continue to successfully promote the ESP products. In addition, the markets for *Cardene* IV and *Retavase* are highly competitive, and we will be marketing against pharmaceutical, biopharmaceutical and specialty pharmaceutical companies with substantially greater revenues and experience in marketing products than we have.

Since we or our collaborative partners or licensees may not be able to successfully develop additional products, obtain required regulatory approvals, manufacture products at an acceptable cost and with appropriate quality, or successfully market our proprietary products or maintain desired margins for products sold, we may never achieve sustained profitable operations. The amount of net losses and the time required to reach a sustainable cash flow positive position and profitability are highly uncertain.

In the absence of substantial revenues from increased product sales, new corporate collaborations or patent rights or patent licensing or humanization agreements, significant royalties on sales of products licensed under our intellectual property rights or other sources of revenue, we will continue to incur substantial operating losses.

In addition, as of February 28, 2005 we have approximately $500 million in convertible debt outstanding, approximately $250 million of which are callable in each of 2008 and 2010. In order to be able to service our debt in the future, we will need to generate positive cash flows from our operations.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. The items in our financial statements requiring significant estimates and judgments are as follows:

Revenue Recognition

We currently recognize revenues resulting from the licensing and use of our technology and from services we sometimes perform in connection with the licensed technology. These revenues are typically derived from our proprietary patent portfolio covering the development, use, sale and importation of humanized antibodies.

We enter into patent license, collaboration and humanization agreements that may contain multiple elements, such as upfront license fees, reimbursement of research and development expenses, milestones related to the achievement of particular stages in product development and royalties. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the aggregate contract value should be allocated among the deliverable elements and when to recognize revenue for each element. We recognize revenue for delivered elements only when the fair values of undelivered elements are known, when the associated earnings process is complete and, to the extent the milestone amount relates to our performance obligation, when our licensee confirms that we have met the requirements under the terms of the agreement, and when payment is reasonably assured. Changes in the allocation of the contract value between deliverable elements might impact the timing of revenue recognition, but in any event, would not change the total revenue recognized on the contract. For example, as we did not establish fair value for all undelivered elements of the Roche Collaboration Agreement, including milestones and the reimbursement of research and development expenses, we are recognizing the $17.5 million upfront license fee that we received from Roche over the term of the Collaboration Agreement as services are provided.

In addition, we enter into nonmonetary transactions in connection with our patent licensing arrangements, and management must use estimates and judgments when considering the fair value of the technology rights acquired and the patent licenses granted under these arrangements. When available, the fair value of the nonmonetary transaction is based on vendor-specific objective evidence of fair value of each significant element of the patent license agreement. Otherwise, management uses other methods of estimating fair value, such as current pricing information within the Company. Therefore, the fair value of the technology right(s) acquired from the licensee is typically based on the fair value of the patent license and other consideration we exchange with the licensee.

Under our humanization agreements, the licensee typically pays an upfront fee for us to "humanize" an antibody. These upfront fees are recognized as the humanization work is performed, which is typically over three to six months. We follow this method because we can reliably estimate the progress of each project based on information from our scientists. Due to our extensive experience in humanizing antibodies, coupled with the short-term nature of the humanization contracts, the likelihood that the actual progress is materially different than that reflected in our revenues at the end of any particular reporting period is low. Historically, revenues recognized have approximated actual progress under each humanization agreement.

Clinical Trial Expenses

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential drugs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events or the successful accrual of patients or the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended.

As such, direct expenses related to each patient enrolled in a clinical trial are recognized on an estimated cost-per-patient basis as services are performed. In addition to considering information from our clinical operations group regarding the status of our clinical trials, we rely on information from contract research organizations (CROs), such as estimated costs per-patient, to calculate our accrual for direct clinical expenses at the end of each reporting period. For indirect expenses, which relate to site and other administrative costs to manage our clinical trials, we rely on information provided by the CRO, including costs incurred by the CRO as of a particular reporting date, to calculate our indirect clinical expenses. In the event of early termination of a clinical trial, we accrue an amount based on our estimate of the remaining noncancelable obligations associated with the winding down of the clinical trial, which we confirm directly with the CRO. Our estimates and assumptions could differ significantly from the amounts that may actually be incurred, however, our experience has been that our estimates at the end of any particular reporting period have been materially accurate.

Intangible Assets

The valuation in connection with the initial purchase and the ongoing evaluation for impairment of intangible assets requires significant management estimates and judgment. The value ascribed to each asset requires management estimates and judgment as to expectations for various products and business strategies. For example, we estimate future probability-adjusted cash flows and certain discount rates as well as assumed commercialization dates for future potential products. These estimations affect the allocation between charges to acquired in-process research and development and capitalization of intangible assets. If any of the significant assumptions differ from the estimates and judgments used in the purchase price allocation, this could result in different valuations for intangible assets.

Once the values for intangible assets are established, we must test intangible assets with definite useful lives for impairment in accordance with Financial Accounting Standards Board (FASB) Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." When we conduct our impairment tests for intangibles, factors that are considered important in determining whether impairment might exist include significant changes in our underlying business and product candidates or other factors specific to each asset being evaluated. Any changes in key assumptions about the business and its prospects, or changes in market conditions or other externalities, could result in an impairment charge and such a charge could have a material adverse effect on our consolidated results of operations.

RESULTS OF OPERATIONS

Years ended December 31, 2004, 2003 and 2002

	YEARS ENDED DECEMBER 31,			ANNUAL PERCENT CHANGE	
(In thousands)	**2004**	2003	2002	2004 / 2003	2003 / 2002
Revenues					
Royalties	**$83,807**	$52,704	$40,421	59%	30%
License and other	**12,217**	13,982	5,952	(13)%	135%
Total Revenues	**$96,024**	$66,686	$46,373	44%	44%

Our total revenues increased in 2004 from 2003 due to higher royalties and license fees when compared to 2003. Total revenues increased in 2003 from 2002 due to higher royalties and license fees when compared to 2002. These revenue changes are further discussed below.

Royalties

Royalty revenues recognized under agreements with Roche, Genentech, MedImmune and Wyeth have been steadily increasing in 2004 and 2003. In 2004, the increase was primarily due to increased *Herceptin* sales reported by Genentech, higher *Synagis* sales reported by MedImmune, and the commercialization of Genentech's *Avastin* antibody product during the first quarter of 2004, for which we received royalty payments beginning in the second quarter of 2004. Royalty payments from MedImmune and Genentech accounted for 34% and 57%, respectively, of our royalty revenues during 2004. In 2003, the increase was primarily due to increased *Herceptin* sales reported by Genentech and higher *Synagis* sales reported by MedImmune. Royalty payments from MedImmune and Genentech accounted for 47% and 46%, respectively, of our royalty revenues during 2003.

We expect that in 2005, based on the continued growth in product sales underlying our royalty revenues, we will continue to experience royalty revenue growth. We note that in February 2005, Biogen Idec, Inc. and Elan Corp. announced that they had voluntarily suspended supplying, marketing and selling *Tysabri*, which was approved to treat multiple sclerosis and which is licensed under our humanization patents. Financial analyst and investor expectations previously included potential royalties from the sale of *Tysabri*. There can be no assurance that *Tysabri* will be returned to the market, the timing of such return, if ever, or that even if subsequently marketed and sold, the product will result in our receiving any significant royalties from the sales of *Tysabri*. We also continue to expect quarterly fluctuations in royalty revenues due primarily to the seasonality of sales of *Synagis*.

License and Other Revenues

	YEARS ENDED DECEMBER 31,		
(In thousands)	2004	2003	2002
License and Other Revenues			
Patent rights and licensing	**$ 5,126**	$ 8,450	$3,650
Humanization and other	**7,091**	5,532	2,302
Total License and Other Revenues	**$12,217**	$13,982	$5,952

The decrease in license and other revenues in 2004 was primarily due to the timing of milestone achievement from our licensees and entering into fewer patent licensing agreements in 2004 as compared with 2003, partially offset by collaboration revenues of approximately $3.7 million from Roche pursuant to the Collaboration Agreement signed in the third quarter of 2004. In 2004, we entered into three patent licensing agreements, compared to six patent licensing agreements in 2003. In addition, in 2004, we recognized $0.5 million in milestone revenues, compared to $2.5 million in 2003.

The increase in license and other revenues in 2003 was primarily due to entering into more patent licensing agreements in 2003 as compared with 2002 as well as higher milestone revenue in 2003 as compared with 2002. In 2003, we entered into six patent licensing agreements, compared to one patent rights and one patent licensing agreement in 2002. In addition, in 2003, we recognized $2.5 million in milestone revenues, with no such comparable revenues in 2002.

We expect quarterly fluctuations in license and other revenues depending on the number of new contract arrangements we enter into and milestones achieved by our licensees. We also expect our license and other revenues to increase in 2005 due to a full year of revenue under our Roche Collaboration Agreement.

Costs and Expenses

(In thousands)	YEARS ENDED DECEMBER 31, 2004	2003	2002	ANNUAL PERCENT CHANGE 2004 / 2003	2003 / 2002
Costs and Expenses					
Research and development	**$122,563**	$ 82,732	$57,978	48%	43%
General and administrative	**31,806**	27,613	18,373	15%	50%
Acquired in-process research and development	**—**	85,993	—	—	—
Total costs and expenses	**$154,369**	$196,338	$76,351	(21)%	157%

Research and Development Expenses

Research and development costs include costs of personnel to support our research and development activities, costs of preclinical studies, costs of conducting our clinical trials, such as clinical investigator fees, monitoring costs, data management and drug supply costs, research and development funding provided to third parties and an allocation of facility costs. The increase in 2004 was primarily due to an increase in personnel costs of approximately $16.1 million related to the hiring of additional employees to pursue our expanding research and development programs. Also contributing to the increase were contract manufacturing costs of $8.9 million, an increase in facility-related expenses of $7.5 million resulting from the expansion of our facilities in 2004, increased in-licensing of research and development technology of $3.9 million, increased outside services of $2.1 million related primarily to the validation, expansion and upgrade of our information systems infrastructure, and increased amortization of intangible assets of $1.4 million due to a full-year of amortization of assets acquired related to our acquisition of Eos Biotechnology and technology rights from Roche in 2003. These increases in costs were partially offset by lower direct clinical and preclinical studies' costs for our major research and development projects of approximately $2.0 million.

The increase in 2003 was primarily due to an increase in personnel costs of approximately $16.3 million, in large part resulting from an increase of research and development personnel of approximately 143 employees as a result of the acquisition of Eos Biotechnology, Inc., and the hiring of additional employees to pursue our expanding research and development programs. Also contributing to the increase were additional clinical development activities for our major research and development projects of approximately $3.9 million and an increase in facility-related expenses of $5.0 million, resulting from the expansion of our facilities in 2003. These increases in costs were partially offset by lower research and development funding provided to Exelixis of $1.1 million.

We expect our research and development expenses will continue to increase as we invest in manufacturing, advance our product candidates into later stages of development and add new product candidates, including those to be obtained from the acquisition of ESP. More specifically, the increase is expected to relate primarily to expanded clinical trial activity, including associated direct scale-up and manufacturing expenses, and the additional headcount required to execute our clinical trial programs as well as the further expansion of our research, preclinical, manufacturing and process development infrastructure.

Below is a summary of products and the related stages of development for each product in clinical development, including the research and development expenses recognized in connection with each product.

(In thousands)					Research and Development Expenses for the Years Ended December 31,		
Product	Description/ Indication	Phase of Development	Collaborator	Estimated Completion of Phase	**2004**	2003	2002
Current Product Candidates							
Daclizumab	Asthma	Phase II	Roche	Completed	**$ 30,444**	$17,737	$ 7,778
HuZAF™	Crohn's disease	Phase II	—	2005	**7,266**	22,888	14,047
Nuvion®	Severe steroid-refractory ulcerative colitis	Phase I/II		2005	**21,407**	9,134	4,001
M200[1]	Solid tumors	Phase II	—	Unknown	**20,574**	3,528	—
Out-license Candidates[4]							
Anti-IL-4	Asthma	Phase IIa	GlaxoSmithKline	Completed[2]	**332**	1,123	2,791
Anti-IL-12	Autoimmune diseases	Phase I	—	Completed[3]	**—**	286	2,526
Remitogen			—		**233**	474	2,766
	Non-Hodgkin's B-Cell lymphoma	Phase II		Completed			
	Solid tumors	Phase I		Completed			
Zamyl™	Acute myeloid leukemia	Phase III	—	Completed	**148**	327	3,981
Other[5]			—		**42,159**	27,235	20,088
	Total Research and Development Expenses				**$122,563**	$82,732	$57,978

[1] Product acquired from Eos in April 2003.
[2] Product was returned to GlaxoSmithKline.
[3] Target-related intellectual property outlicensed in December 2003.
[4] Further development of these products by PDL is not currently expected; some of these candidates are available for out-license.
[5] No single potential clinical product included in "other" constitutes more than 5% of the total research and development expenses for the period presented.

The information in the column labeled "Estimated Completion of Phase" is our current estimate of the timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates provided in the table. The clinical development portion of these programs may span as many as seven to ten years and any further estimation of completion dates or costs to complete would be highly speculative and subjective due to the numerous risks and uncertainties associated with developing biopharmaceutical products, including significant and changing government regulation, the uncertainty of future preclinical and clinical study results and uncertainties associated with process development and manufacturing as well as marketing. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the "If our research efforts are not successful, we may not be able to effectively develop new products," "Clinical development is inherently uncertain and expensive, and costs may fluctuate unexpectedly," "We are subject to extensive government regulation, which requires us to spend significant amounts of money, and we may not be able to obtain regulatory approvals, which are required for us to conduct clinical testing and commercialize our products," "Our clinical trial strategy may increase the risk of clinical trial difficulties," "We may be unable to enroll sufficient patients in a timely manner in order to complete our clinical trials," "If our collaborations are not successful, we may not be able to effectively develop and market some of our products," "If we do not attract and retain key employees, our business could be impaired," and "We may be unable to obtain or maintain regulatory approval for our products" sections of our Risk Factors.

Restructuring and Other Charges included in Research and Development Expenses

As part of a strategic initiative to centralize our U.S. clinical operations efforts and to improve our efficiency and productivity in the conduct of clinical trials in June 2004, management approved a formal plan pursuant to which we closed our New Jersey office, which was principally responsible for the oversight of certain clinical trials. The plan was a combination of a reduction in workforce of nine employees, which represents less than 2% of the Company's total workforce, and the abandonment of our New Jersey leased facility. As a result of the restructuring plan, in 2004 we incurred charges of approximately $305,000, including adjustments in the fourth quarter of 2004 related to the extension of a sublease of the facilities, included in research and development expenses in the Consolidated Statement of Operations. The restructuring charge included approximately $164,000 of severance-related amounts, $119,000 of committed cost for our New Jersey leased facility, primarily related to rent expenses for the remaining term of the lease, and $22,000 related to the net book value of assets that we abandoned. The estimated cost of abandoning our leased facilities was based on the contractual lease payments from the date of our abandonment of the facility through the term of the lease, which expires in October 2005, partially offset by expected proceeds from a short-term sublease entered into during October 2004. The workforce reductions were completed by June 30, 2004. We expect to pay the balance of the accrued facility-related costs of approximately $58,000 at December 31, 2004 through October 2005.

During 2004, we completed a physical inventory of substantially all of our laboratory equipment at our Fremont, California facilities. As a result, we recorded a charge to research and development expense in the Consolidated Statement of Operations of approximately $277,000, primarily in the second quarter of 2004 with minor adjustments in the fourth quarter of 2004, which represents the estimated amount of net book value of assets that are no longer in use.

General and Administrative Expenses

General and administrative costs include costs of personnel, professional services, patent, consulting and other expenses related to our administrative functions and an allocation of facility costs. The increase in 2004 was primarily related to increased personnel and recruiting costs of $1.4 million, increased facility-related costs of $1.0 million, costs related to compliance efforts surrounding Section 404 of the Sarbanes-Oxley Act of 2002 of approximately $0.9 million, and higher stock-based compensation expense associated with the continued vesting of certain stock options that had been granted to consultants and former employees of the Company of approximately $0.4 million. These increases were partially offset by lower legal costs related to our intellectual property, licensing and other contractual matters of $1.0 million.

The increase in 2003 was primarily related to increased personnel and recruiting costs of $5.2 million, higher legal costs related to our intellectual property, licensing and other contractual matters of $1.7 million, increased facility-related costs of $0.7 million, and stock-based compensation expense associated with the issuance of stock options to non-employees in 2003 of approximately $0.3 million.

Assuming that the acquisition of ESP is completed, we would expect increases in our general and administrative expenses, in addition to sales and marketing expenses, related to the retention of ESP's sales force and supportive personnel.

Acquired In-Process Research and Development

Eos Acquisition

In connection with the April 2003 acquisition of Eos, we recorded charges for acquired in-process research and development of $37.8 million due to Eos' incomplete research and development programs that had not yet reached technological feasibility as of April 4, 2003 and had no alternative future use as of that date. A summary and the status of these programs at December 31, 2004 follows:

PROGRAM	DESCRIPTION	STATUS OF DEVELOPMENT	VALUE ASSIGNED (IN THOUSANDS)
Anti-angiogenesis (M200, Anti-$\alpha_5\beta_1$ Integrin Antibody)	Function-blocking antibody that targets a specific integrin for solid tumors, including melanoma, pancreatic, non-small lung and renal cell cancers	Phase II clinical trials initiated in December 2004	$24,067
Ocular Neovascularization (F200, Anti-$\alpha_5\beta_1$ Integrin Antibody)	Fab fragment of Anti-$\alpha_5\beta_1$ Integrin Antibody for ocular indications, including age-related macular degeneration	No further development expected	$13,767

*Development progress may be affected by potential partnering discussions or commitment of resources to more advanced programs.

Acquisition of Zenapax® Rights from Roche

We recorded a charge to acquired in-process research and development totaling approximately $48.2 million in connection with the amendment to our collaboration agreement with Roche in October 2003, pursuant to which we now have exclusive worldwide rights to market, develop, manufacture and sell *Zenapax®* (daclizumab) in all disease indications other than transplantation. This amount relates to the rights to autoimmune indications for daclizumab that were then being developed and tested in clinical studies, specifically to treat asthma and ulcerative colitis. Significant changes to the acquired in-process research and development daclizumab projects since December 31, 2003 are as follows:

> In March 2004, we reported positive results from the initial clinical study of daclizumab in patients with chronic, persistent asthma whose disease is not well controlled with high doses of inhaled corticosteroids. We currently expect that the next trial of daclizumab to support development in asthma to be a single-dose, phase I study in healthy volunteers using PDL manufactured daclizumab administered subcutaneously. We expect this trial to begin enrollment in the first quarter of 2005. This single-dose trial is expected to be followed by a multiple-dose Phase I study. We anticipate that a subsequent Phase IIb clinical trial in moderate-to-severe persistent asthma could begin in the first quarter of 2006.

> In May 2004, we reported results from a Phase II clinical study of daclizumab in patients with moderate-to-severe ulcerative colitis. Daclizumab did not meet primary or secondary endpoints in the trial, and we do not intend to develop it further for this indication.

Assumptions Underlying In-Process Research and Development Charges

The values of the acquired in-process research and development from both the Eos acquisition and the Roche arrangement were determined by estimating the related future probability-adjusted net cash flows, which were then discounted to present values using a rate of 15%. This discount rate is a significant assumption and is based on our estimated weighted-average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the estimated life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the acquired in-process research and development, the assumed commercialization dates used for the potential products ranged from 2008 to 2009 and 2007 to 2008 related to the Eos acquisition and the Roche arrangement, respectively.

Numerous risks and uncertainties exist with timely completion of development, including the uncertainty and timing of commencing human clinical trials and patient enrollment, as well as uncertainties related to the results of such studies, including interpretation of the data and obtaining FDA and other regulatory body approvals. The nature of the remaining efforts for completion of the acquired in-process research and development projects primarily consist of initiating clinical trials and studies, the cost, length and success of which are extremely difficult to determine. Feedback from regulatory authorities or results from clinical studies might require modifications or delays in later stage clinical trials or additional studies to be performed. The acquired products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals and the fact that the cost of sales to produce these products in a commercial setting has not been determined. If these programs cannot be completed on a timely basis, then our prospects for future revenue growth would be adversely impacted.

Interest and Other Income, Interest Expense and Impairment Loss on Investment

	YEARS ENDED DECEMBER 31,			ANNUAL PERCENT CHANGE	
(In thousands)	**2004**	2003	2002	2004/2003	2003/2002
Interest and Other Income, Interest Expense and Investment Impairment					
Interest and other income, net	**$10,212**	$ 9,831	$25,978	4%	(62)%
Interest expense	**(5,028)**	(9,770)	(9,146)	(49)%	7%
Impairment loss on investment	**—**	(150)	(1,366)	—	(89)%

In 2004, interest and other income, net included interest income of $9.7 million. In 2003, interest and other income, net consisted of interest income of $16.3 million, partially offset by early debt extinguishment charges of approximately $6.5 million. Interest income decreased by $6.6 million in 2004 when compared to 2003 primarily due to lower invested cash and marketable securities' balances, and to a lesser extent, declining interest rates on our marketable securities. Interest income decreased by $9.7 million in 2003 when compared to 2002 primarily due to declining interest rates on our marketable securities.

Interest expense in 2004, net of amounts capitalized, related to our 2.75% convertible notes issued in 2003 (2003 Notes), a 7.64% term loan associated with the purchase our Fremont, California facilities, and notes payable assumed in our acquisition of Eos in the second quarter of 2003. Interest expense in 2003, net of amounts capitalized, related to our 5.50% convertible subordinated notes that were redeemed in November 2003, our 2003 Notes, a 7.64% term loan associated with the purchase our Fremont, California facilities, and notes payable assumed in our acquisition of Eos in the second quarter of 2003. Interest expense in 2002 related to our 5.50% convertible subordinated notes and a 7.64% term loan associated with the purchase our Fremont, California facilities.

Interest expense for 2004 decreased slightly compared to 2003, due primarily to the redemption of our 5.50% convertible subordinated notes in November 2003 and increased capitalized interest during the year. Capitalized interest was $3.8 million and $2.2 million in 2004 and 2003, respectively, primarily in connection with the renovation of our existing manufacturing facilities and the development activities for our future manufacturing facilities.

Interest expense for 2003 increased slightly compared to the same period in 2002, due to increased interest expense resulting from the issuance of the 2003 Notes in July 2003, including higher amortization of associated debt issuance costs, and the notes payable assumed from the Eos acquisition, partially offset by increased capitalized interest. Capitalized interest was $2.2 million and $0.5 million in 2003 and 2002, respectively, in connection with the renovation of our existing manufacturing facilities and the development activities for our future manufacturing facilities.

We expect that interest expense in 2005 will increase from the issuance of our 2.00% Convertible Senior Notes due February 14, 2012 with a principal amount of $250 million.

In January 2002, we sold the assets of our small molecule group to Signature BioScience, Inc. (Signature), a privately held drug discovery company, in exchange for 523,952 shares of Signature convertible preferred stock. The stock received was recorded at the net book value of the assets sold plus transaction costs incurred, which approximated $1.3 million. In conjunction with this transaction, in December 2002, we accrued an additional $0.2 million payable to Signature in connection with cash retention bonuses to designated key employees still employed by Signature after one year. Pursuant to the terms of the agreement, in exchange for these bonus payments we received in early 2003 an additional 149,701 shares of Signature convertible preferred stock, which was recorded as an increase in the carrying value of the preferred stock. As of December 31, 2002, we estimated that the value of our investment in Signature had declined to $150,000 and that the impairment was other then temporary. Accordingly, we recorded an impairment charge of $1.4 million in December 2002. The amount of the charge was based on the difference between the estimated fair value as determined by our management and our original cost basis in the shares of approximately $1.6 million. As of March 31, 2003, we determined that our investment in Signature had become fully and permanently impaired. Accordingly, we recorded an impairment charge of $150,000 in March 2003 to write off the remaining book value of our investment.

Income Taxes

We have recorded a tax provision of approximately $80,000 for 2004 primarily related to income earned in our foreign operations and foreign withholding tax in connection with a license maintenance fee, compared to $73,000 for 2003. We do not expect to record any tax provision for federal income taxes during 2005 based upon our projected U.S. tax loss for 2005.

LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through public and private placements of equity and debt securities, revenue under agreements with third parties and interest income on invested capital. At December 31, 2004, we had cash and cash equivalents, marketable securities and restricted investments in the aggregate of $397.1 million, compared to $505.0 million at December 31, 2003.

Net cash used in our operating activities in 2004 was approximately $27.2 million compared with net cash used in operating activities of $23.6 million in 2003. In 2004, the change in cash used in operating activities as compared to the prior year related primarily to the funding of greater operating expenses partially offset by an increase in deferred revenue resulting from the Collaboration Agreement signed with Roche in September 2004. Net cash used in our operating activities in 2003 was approximately $23.6 million compared with net cash used in operating activities of $5.1 million in 2002. In 2003, the change in cash used in operating activities as compared to 2002 related primarily to the funding of greater operating expenses and increases in other current assets and other assets resulting from the transaction costs associated with the issuance of our 2003 Notes, partially offset by an increase in accounts payable and accrued liabilities resulting from the construction of our new commercial manufacturing facility in Brooklyn Park, Minnesota.

In 2004, net cash used in our investing activities was $240.2 million, compared to cash used in investing activities in 2003 of $20.9 million. The change in 2004 was primarily the result of the timing of purchases of marketable securities, as well as the purchase of intangible assets with cash in 2003. The purchase of intangible assets in 2003 primarily related to an amendment to our collaboration agreement with Roche, pursuant to which we paid Roche $80 million in cash in return for exclusive worldwide rights to market, manufacture and sell daclizumab in all disease indications other than transplantation, resulting in a charge to in-process research and development of $48.2 million and intangible assets of $31.8 million. Purchases of property and equipment in 2004 and 2003 were primarily related to the development, construction and validation activities for our manufacturing facility in Brooklyn Park, Minnesota.

In 2003, net cash used in our investing activities was $20.9 million, compared to cash provided by investing activities in 2002 of $168.8 million. The change in 2003 was primarily the result of purchases of marketable securities associated with the issuance of our 2.75% $250 million convertible notes, as well as the purchase of intangible assets and increased purchases of property and equipment. Purchases of property and equipment in 2003 were primarily related to the development and construction activities for our manufacturing facility in Brooklyn Park, Minnesota. In 2002, purchases of land, property and equipment primarily consisted of land and equipment purchases in connection with the renovation of our existing Plymouth, Minnesota manufacturing facility as well as construction activities for our manufacturing facility in Brooklyn Park, Minnesota.

Net cash provided by our financing activities in 2004 was $17.0 million compared to $98.5 million in 2003 and $3.8 million in 2002. Cash provided by financing activities in 2004 primarily related to the proceeds from the exercise of stock options. The increased levels in 2003 was primarily the result of proceeds totaling $250 million in 2003 from the issuance of our 2.75% convertible notes in July 2003, partially offset by the redemption of our 5.50% convertible notes in November 2003 in the aggregate of approximately $154.1 million.

In February 2005, we issued 2.00% Convertible Senior Notes due February 14, 2012 with a principal amount of $250.0 million (2005 Notes). The 2005 Notes are convertible into our common stock at a conversion price of $23.69 per share, subject to adjustment in certain events. Interest on the Convertible Notes is payable semiannually in arrears on February 15 and August 15 of each year. The 2005 Notes are unsecured and subordinated to all our existing and future indebtedness and may be redeemed at our option, in whole or in part, beginning on February 19, 2010 at par value. We plan to use the proceeds from the 2005 Notes to help fund the acquisition of ESP Pharma (ESP) pursuant to an agreement signed in January 2005, as amended, as well as the purchase by ESP of the *Retavase* product (see Overview section above).

We estimate that our existing capital resources, including the cash proceeds from the 2005 Notes, will be sufficient to fund our current and future level of operations. Our future capital requirements will depend on numerous factors, including, among others, royalties from sales of products by third-party licensees, including *Synagis*, *Herceptin*, *Xolair*, *Raptiva*, *Zenapax*, *Mylotarg*, and *Avastin*; our ability to enter into additional collaborative, humanization, patent license and patent rights agreements; interest income; progress of product candidates in clinical trials; the ability of our licensees to obtain regulatory approval and successfully manufacture and market products licensed under our patents; the continued or additional support by our collaborative partners or other third parties of research and development efforts and clinical trials; investment in existing and new research and development programs; time required to gain regulatory approvals; significant resources we will devote to constructing and qualifying our manufacturing facilities; our ability to obtain and retain funding from third parties under collaborative arrangements; the demand for our potential products, if and when approved; potential acquisitions of technology, product candidates or businesses by us; successful integration of acquired businesses, including the transition to PDL of existing relationships with partners, distributors, third-party vendors, manufacturers, and customers of acquired companies; and the costs of defending or prosecuting any patent opposition or litigation necessary to protect our proprietary technology. In order to develop and commercialize our potential products we may need to raise substantial additional funds through equity or debt financings, collaborative arrangements, the use of sponsored research efforts or other means. No assurance can be given that such additional financing will be available on acceptable terms, if at all, and such financing may only be available on terms dilutive to existing stockholders.

In November 2003, we paid approximately $155.9 million in cash to redeem our 5.5% convertible notes due February 15, 2007, including accrued interest of $1.8 million and prepayment obligations of approximately $4.1 million in connection with the redemption. In addition to the $4.1 million in prepayment obligations for early extinguishment of these notes, we recorded a charge to write off the unamortized balance of the original debt issuance costs of approximately $2.4 million; these charges, totaling $6.5 million, are included in interest and other income, net, in the Consolidated Statement of Operations for the year ended December 31, 2003.

In July 2003, we issued 2.75% convertible subordinated notes due August 16, 2023 with a principal amount of $250.0 million (2003 Notes). The 2003 Notes are convertible into our common stock at a conversion price of $20.14 per share, subject to adjustment in certain events and at the holders' option. Interest on the 2003 Notes is payable semiannually in arrears on February 16 and August 16 of each year. The 2003 Notes are unsecured and are subordinated to all our existing and future senior indebtedness and may be redeemed at our option, in whole or in part, beginning on August 16, 2008 at par value. In addition, in August 2010, August 2013 and August 2018, holders of our 2003 Notes may require us to repurchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, such date. For 2003 Notes to be repurchased in August 2010, we must pay for the repurchase in cash, and we may pay for the repurchase of notes to be repurchased in August 2013 and August 2018, at our option, in cash, shares of our common stock or a combination of cash and shares of our common stock. In the third quarter of 2003, we filed a shelf registration statement with the Securities and Exchange Commission covering the resale of the 2003 Notes and the common stock issuable upon conversion of the notes.

We pledged a portfolio of U.S. government securities originally costing approximately $20.8 million as security for the 2003 Notes. These securities, and the earnings thereon, are sufficient to pay the first six scheduled interest payments due on the 2003 Notes. As of December 31, 2004, the portion of the $13.6 million balance related to payments to be made within one year, $6.9 million, is reflected on the Consolidated Balance Sheet within marketable securities, and the portion related to payments to be made thereafter, $6.7 million, is reflected on the balance sheet as long-term restricted investments.

In May 2001, we signed a collaborative agreement with Exelixis, Inc. to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. We agreed to provide Exelixis with $4.0 million in annual research funding through June 1, 2003, and we purchased a $30.0 million five-year note, convertible at our option after the first year of the collaboration into Exelixis common stock. During the funding period, which ended in June 2003, Exelixis performed certain genetic screens and other research activities intended to identify and validate targets for antibody therapeutics in oncology. We received an exclusive, worldwide license to develop antibodies against certain targets identified by Exelixis that are involved in cell growth, cell death and proliferation. Exelixis has the right to co-fund development of antibodies resulting from the collaboration. Therefore, we recognized the expense of research funding ratably over the periods for which it was performed. For antibody products we develop that Exelixis elects not to co-fund, we have agreed to make specified milestone payments and royalty payments on any product sales.

In September 1999, Fremont Holding L.L.C. (our wholly-owned subsidiary) obtained a $10.2 million term loan to purchase our Fremont, California facilities. The loan bears interest at the rate of 7.64% per year amortized over 15 years with principal and interest payable monthly. The loan is secured by our Fremont, California facilities and is subject to the terms and covenants of the loan agreement.

In connection with the construction of our new commercial manufacturing facility in Brooklyn Park, Minnesota, we have entered into, and will continue to enter into, agreements with third parties for the construction and design of the facility. We have engaged Fluor Daniel (a division of Fluor Enterprises) to handle the engineering and certain procurement services for the new facility. In addition, we engaged Fluor Daniel to perform systems integration and assist in commissioning of the facility. As of December 31, 2004, under these arrangements, the aggregate contractual costs totaled approximately $37.3 million, of which approximately $4.3 million is remaining to be paid in 2005. The design and project management work under this agreement was substantially completed in 2003, the construction support and systems integration is scheduled to be completed in early 2005, and the commissioning work is scheduled to be completed by mid-2005. In addition, we have entered into various commitments related to the manufacturing equipment and validation services required for the new facility with aggregate contractual costs of approximately $42.1 million as of December 31, 2004, of which approximately $5.3 million and $1.7 million is remaining to be paid in 2005 and 2006, respectively. We have also signed agreements with McGough Construction for the construction management and certain construction services for the facility. Under those agreements as of December 31, 2004, the aggregate contractual costs totaled approximately $96.5 million, of which approximately $4.4 million remains to be paid in 2005. The facility construction is scheduled to be completed in early 2005.

In addition, as of December 31, 2004, we have made payments totaling $5.6 million to ICOS Corporation pursuant to a manufacturing agreement for the manufacture of supplies of clinical trial materials for one of our products. The aggregate amount of all committed future payments that we may make under that agreement is $1.8 million, payable in the first quarter of 2005.

Our contractual obligations under lease, debt, contract manufacturing, and construction agreements for the next five years and thereafter as of December 31, 2004 are as follows:

	PAYMENTS DUE BY PERIOD				
(In thousands)	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Contractual Obligations[1]					
Operating leases	$ 2,879	$ 3,980	$ 1,088	$ 330	$ 8,277
Long-term debt	1,583	2,382	2,278	5,505	11,748
Convertible notes	6,875	13,750	13,750	256,875	291,250
Contract manufacturing	1,800	—	—	—	1,800
Construction contracts	15,225	1,660	—	—	16,885
Total contractual cash obligations	$28,362	$21,772	$17,116	$262,710	$329,960

[1] This table does not include (a) any milestone payments from us to third parties which may become payable under research collaborations or license agreements as the timing and likelihood of such payments are not known, or (b) any royalty payments from us to third parties as the amounts of such payments and / or likelihood of such payments are not known in any period presented above.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123, no longer will be an alternative to financial statement recognition. We are required to adopt FAS 123R on July 1, 2005. Under FAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of FAS 123R and we expect that the adoption of FAS 123R will have a material impact on our consolidated results of operations. We have not yet determined the method of adoption or the effect of adopting FAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under FAS 123.

Off-Balance Sheet Arrangements

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We maintain a non-trading investment portfolio of investment grade, highly liquid debt securities, which limits the amount of credit exposure to any one issue, issuer or type of instrument. We do not use derivative financial instruments for speculative or trading purposes. We hold a $30.0 million five-year convertible note receivable purchased from Exelixis, Inc. in May 2001. Accounting rules require the conversion feature of some convertible notes to be separated from the debt agreement in which the conversion feature is contained and accounted for as a derivative instrument, and therefore reflected in the note purchaser's financial statements based upon the fair market value of the stock into which the note is convertible. Due in part to the number of shares into which this note receivable would currently convert and the average daily trading volume of Exelixis stock, the Exelixis note is not currently considered a derivative instrument and, therefore, changes in the market value of Exelixis stock are not required to be recorded in our financial statements. However, a significant increase in the average daily trading volume of Exelixis stock, or changes or interpretations in accounting principles could require us to report the value of the Exelixis stock in our financial statements. Such a requirement could cause us to include changes in the Exelixis stock price on a quarterly basis and would contribute to fluctuation in our operating results from quarter to quarter.

The securities in our investment portfolio are not leveraged and are classified as available-for-sale and therefore are subject to interest rate risk. We do not currently hedge interest rate exposure. If market interest rates were to increase by 100 basis points from December 31, 2004 levels, the fair value of the portfolio would decline by approximately $3.0 million. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

As of December 31, 2004, the aggregate fair values of our long-term debt and convertible subordinated notes were approximately $7.9 million and $319.3 million, respectively, based on available pricing information. The long-term debt bears interest at a fixed rate of 7.64% and the convertible subordinated notes bear interest at a fixed rate of 2.75%. These obligations are subject to interest rate risk because the fixed interest rates under these obligations may exceed current interest rates.

The following table presents information about our material debt obligations that are sensitive to changes in interest rates. The table presents principal amounts and related weighted-average interest rates by year of expected maturity for our debt obligations. Our convertible notes may be converted to common stock prior to the maturity date.

(In thousands) LIABILITIES	2005	2006	2007	2008	2009	THEREAFTER	TOTAL	FAIR VALUE
Long-term debt, including current portion								
Fixed Rate	$ 544	$ 588	$ 635	$ 685	$ 741	$ 4,731	$ 7,924	$ 7,900*
Avg. Interest Rate	7.64%	7.64%	7.64%	7.64%	7.64%	7.64%	7.64%	
Convertible subordinated notes								
Fixed Rate	$ —	$ —	$ —	$ —	$ —	$250,000	$250,000	$319,300*
Avg. Interest Rate	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%	

* The fair value of the remaining payments under our long-term obligations is estimated using discounted cash flow analyses, based on our current incremental borrowing rate for similar types of borrowing arrangements.

Foreign Currency Risk

As we have operations outside of the United States, our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we operate. To date, our foreign operations have not been significant to our results of operations and financial condition; therefore, our current foreign currency risk is minimal.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	DECEMBER 31, 2004	DECEMBER 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 91,395**	$341,768
Marketable securities, including $6.9 million and $7.4 million of restricted investments at December 31, 2004 and 2003, respectively	**298,969**	149,863
Prepaid and other current assets	**9,750**	10,689
Total current assets	**400,114**	502,320
Land, property and equipment, net	**238,077**	154,913
Intangible assets, net	**31,309**	32,311
Restricted investments	**6,716**	13,362
Other assets	**7,516**	9,124
Convertible note receivable	**30,000**	30,000
Total assets	**$713,732**	$742,030
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 4,921**	$ 3,644
Accrued compensation	**6,977**	5,940
Accrued clinical trial costs	**1,324**	1,759
Accrued interest	**2,593**	3,204
Other accrued liabilities	**9,327**	19,142
Deferred revenue	**17,389**	161
Current portion of notes payable	**379**	537
Capital lease obligations	**—**	183
Current portion of other long-term debt	**544**	502
Total current liabilities	**43,454**	35,072
Convertible subordinated notes	**249,998**	250,000
Notes payable	**89**	595
Other long-term debt	**7,380**	7,928
Other long-term liabilities	**301**	104
Total liabilities	**301,222**	293,699
Commitments and contingencies (Notes 2 and 16)		
Stockholders' equity:		
Preferred stock, par value $0.01 per share, 10,000 shares authorized; no shares issued and outstanding	**—**	—
Common stock, par value $0.01 per share, 250,000 shares authorized; 95,857 and 93,886 issued and outstanding at December 31, 2004 and 2003, respectively	**959**	939
Additional paid-in capital	**686,302**	666,793
Accumulated deficit	**(273,532)**	(220,291)
Accumulated other comprehensive income (loss)	**(1,219)**	890
Total stockholders' equity	**412,510**	448,331
Total liabilities and stockholders' equity	**$713,732**	$742,030

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	YEARS ENDED DECEMBER 31, 2004	2003	2002
Revenues:			
Royalties	**$ 83,807**	$ 52,704	$ 40,421
License and other	**12,217**	13,982	5,952
Total revenues	**96,024**	66,686	46,373
Costs and expenses:			
Research and development	**122,563**	82,732	57,978
General and administrative	**31,806**	27,613	18,373
Acquired in-process research and development	**—**	85,993	—
Total costs and expenses	**154,369**	196,338	76,351
Operating loss	**(58,345)**	(129,652)	(29,978)
Interest and other income, net	**10,212**	9,831	25,978
Interest expense	**(5,028)**	(9,770)	(9,146)
Impairment loss on investment	**—**	(150)	(1,366)
Loss before income taxes	**(53,161)**	(129,741)	(14,512)
Provision for income taxes	**80**	73	42
Net loss	**$(53,241)**	$(129,814)	$(14,554)
Basic and diluted net loss per share	**$ (0.56)**	$ (1.40)	$ (0.16)
Shares used in computation of basic and diluted net loss per share	**94,982**	92,478	88,865

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	YEARS ENDED DECEMBER 31, 2004	2003	2002
Cash flows from operating activities:			
Net loss	**$ (53,241)**	$(129,814)	$(14,554)
Adjustments to reconcile net loss to net cash used in operating activities:			
Acquired in-process research and development	—	85,993	—
Depreciation and amortization	**11,361**	8,407	5,441
Amortization of convertible notes offering costs	**1,205**	1,147	721
Amortization of intangible assets	**2,502**	941	—
Stock-based compensation expense	**1,214**	276	—
Impairment loss on investment	—	150	1,366
Loss on early extinguishment of debt	—	6,538	—
Loss on disposal of fixed assets	**741**	455	—
Other non-cash research and development expenses	**3,000**	—	—
Non-cash license revenue	**(4,000)**	—	—
Changes in assets and liabilities:			
Interest receivable	**340**	2,975	3,904
Other current assets	**939**	(3,286)	(3,336)
Other assets	**405**	(8,941)	(643)
Accounts payable	**1,277**	1,064	379
Accrued liabilities	**(9,627)**	10,407	1,713
Deferred revenue	**16,728**	123	(62)
Total adjustments	**26,085**	106,249	9,483
Net cash used in operating activities	**(27,156)**	(23,565)	(5,071)
Cash flows from investing activities:			
Purchases of marketable securities	**(291,271)**	(110,049)	(79,954)
Maturities of marketable securities	**139,290**	278,000	283,500
Maturities (purchases) of restricted securities	**7,487**	(20,822)	—
Cash acquired in acquisition of Eos	—	2,453	—
Purchase of intangible assets	—	(80,000)	—
Purchase of land, property and equipment	**(95,683)**	(90,518)	(34,786)
Net cash provided by (used in) investing activities	**(240,177)**	(20,936)	168,760
Cash flows from financing activities:			
Proceeds from issuance of common stock	**18,313**	4,110	4,205
Proceeds from issuance of convertible notes	—	250,000	—
Extinguishment of long-term convertible debentures	—	(154,125)	—
Payments on other long-term obligations	**(1,353)**	(1,446)	(432)
Net cash provided by financing activities	**16,960**	98,539	3,773
Net increase (decrease) in cash and cash equivalents	**(250,373)**	54,038	167,462
Cash and cash equivalents at beginning of year	**341,768**	287,730	120,268
Cash and cash equivalents at end of year	**$ 91,395**	$ 341,768	$287,730
Supplemental Disclosure of Noncash Financing and Investing Activities			
Exchange of assets for third party preferred stock	—	—	$ 1,290
Cash Flow for Acquisition of Eos:			
Assembled workforce	—	$ 1,410	—
Other current assets acquired	—	691	—
Acquired in-process research and development	—	37,834	—
Property and equipment acquired	—	2,274	—
Liabilities assumed	—	(5,848)	—
Acquisition and transaction costs incurred	—	(4,652)	—
Common stock issued	—	(34,162)	—
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for interest	**$ 8,220**	$ 10,736	$ 8,957

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares of common stock data)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL
Balance at December 31, 2001	88,499,301	$ 885	$624,094
Issuance of common stock under employee benefit plans	679,566	7	4,198
Balance at December 31, 2002	89,178,867	$ 892	$628,292
Issuance of common stock under employee benefit plans	526,662	5	4,105
Issuance of common stock in connection with Eos acquisition	4,180,375	42	34,120
Issuance of common stock options to consultants for services			276
Balance at December 31, 2003	93,885,904	$ 939	$666,793
Issuance of common stock under employee benefit plans	**1,971,233**	**20**	**18,293**
Issuance of common stock options to consultants for services			**1,214**
Issuance of common stock upon conversion of convertible notes	**99**		**2**
Balance at December 31, 2004	**95,857,236**	**$ 959**	**$686,302**

	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCK-HOLDERS' EQUITY
Balance at December 31, 2001	$ (75,923)	$ 9,387	$558,443
Issuance of common stock under employee benefit plans			4,205
Comprehensive loss:			
Net loss	(14,554)		(14,554)
Change in unrealized gains on securities		(3,328)	(3,328)
Total comprehensive loss			(17,882)
Balance at December 31, 2002	$ (90,477)	$ 6,059	$544,766
Issuance of common stock under employee benefit plans			4,110
Issuance of common stock in connection with Eos acquisition			34,162
Stock-based compensation expense			276
Comprehensive loss:			
Net loss	(129,814)		(129,814)
Change in unrealized gains on securities		(5,169)	(5,169)
Total comprehensive loss			(134,983)
Balance at December 31, 2003	$ (220,291)	$ 890	$448,331
Issuance of common stock under employee benefit plans			**18,313**
Stock-based compensation expense			**1,214**
Issuance of common stock upon conversion of convertible notes			**2**
Comprehensive loss:			
Net loss	**(53,241)**		**(53,241)**
Change in unrealized gains and losses on securities		**(2,109)**	**(2,109)**
Total comprehensive loss			**(55,350)**
Balance at December 31, 2004	**$ (273,532)**	**$(1,219)**	**$412,510**

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. *Summary of Significant Account Policies*

Organization and Business

Protein Design Labs, Inc. (we, us, our, PDL or the Company) is a biotechnology company engaged in the development of humanized antibodies to prevent or treat various disease conditions. We currently have antibodies under development for autoimmune and inflammatory conditions, asthma and cancer. We hold fundamental patents for our antibody humanization technology.

Principles of Consolidation

The consolidated financial statements include the accounts of Protein Design Labs, Inc. and its wholly-owned subsidiaries after elimination of intercompany accounts and transactions.

Reclassifications

Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

Cash Equivalents, Marketable Securities and Concentration of Credit Risk

We consider all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. We place our cash, cash equivalents and marketable debt securities with high-credit-quality financial institutions and in securities of the U.S. government, U.S. government agencies and U.S. corporations and, by policy, limit the amount of credit exposure in any one financial instrument. To date, we have not experienced credit losses on investments in these instruments.

Revenue Recognition

We currently recognize revenues resulting from the licensing and use of our technology and from services we sometimes perform in connection with the licensed technology under the guidance of Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." These revenues are typically derived from our proprietary patent portfolio covering the humanization of antibodies for use as drugs, in drug development and production.

If we determine that any of our revenue arrangements contain separate elements pursuant to Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), we recognize revenue for delivered elements only when the fair values of undelivered elements are known, when the associated earnings process is complete, payment is reasonably assured and, to the extent the milestone amount relates to our performance obligation, when our customer confirms that we have met the requirements under the terms of the agreement.

Revenues, and their respective treatment for financial reporting purposes, are as follows:

Royalties

Under some of our patent license agreements, we receive royalty payments based upon our licensees' net sales of products. Generally, we receive royalty reports from our licensees approximately one quarter in arrears; that is, generally in the second month of the quarter after the licensee has sold the royalty-bearing product. We recognize royalty revenues when we can reliably estimate such amounts and collectibility is reasonably assured. Accordingly, we recognize royalty revenue in the quarter reported to us by our licensees (i.e., generally royalty revenue is recognized one quarter following the quarter in which sales by our licensees occurred).

License and Other

We include revenue recognized from upfront licensing and license maintenance fees, milestone payments and reimbursement of development costs in License and other revenues.

Upfront License and License Maintenance Fees

We generally recognize revenue from upfront fees when the agreement is signed, we have completed the earnings process and we have no ongoing performance obligation with respect to the arrangement. Revenues recognized from upfront fees typically relate to patent license and patent rights agreements. Generally there are three types of collaboration arrangements PDL enters into under which we provide access to our proprietary patent portfolio covering the humanization of antibodies.

> Under patent license agreements, the licensee typically obtains a non-exclusive license to one or more of our patents. In this arrangement, the licensee is responsible for all of the development work on its product. The licensee has the technical ability to perform the humanization of the antibody it is developing using our patented technology, but needs to obtain a license from us to avoid infringing our patents. We have no future performance obligations under these agreements. Consideration that we receive for patent license agreements is recognized upon execution and delivery of the patent license agreement and when payment is reasonably assured. Nonrefundable upfront licensing fees, including certain guaranteed, time-based payments that require continuing involvement in the form of development, manufacturing or other commercialization efforts by us are recognized as revenue either (a) ratably over the development period if development risk is significant, or (b) ratably over the manufacturing period or estimated product useful life if development risk has been substantially eliminated.

> Under Patent Rights Agreements, the licensee purchases a research patent license in exchange for an upfront fee. In addition, the licensee has the right to obtain at a later date, in exchange for consideration separate from the upfront fee, patent licenses for commercial purposes for a specified number of drug targets to be designated by the licensee subsequent to execution of the agreement. The licensee performs all of the research, and we have no further performance obligations with respect to the research patent license and the grant of the right to obtain commercial patent licenses; therefore, upon delivery of the patent rights agreement, the earnings process is complete. When a licensee exercises its right to obtain patent licenses to certain designated drug targets for commercial purposes, we recognize the related consideration as revenue upon the licensee's exercise of such right, execution and delivery of the associated patent license agreement and when payment is reasonably assured.

> Under our humanization agreements, the licensee typically pays an upfront fee for us to humanize an antibody. These upfront fees are recognized on a percent completion basis, as the humanization work is performed, which is typically over three to six months.

> Under patent license agreements and humanization agreements, we may also receive annual license maintenance fees, payable at the election of the licensee to maintain the license in effect. We have no performance obligations with respect to such fees. Maintenance fees are recognized as they are due and when payment is reasonably assured.

Milestones

We enter into patent license and humanization agreements that may contain milestone payments related to reaching particular stages in product development. We recognize revenues from milestones when we have no further obligation with respect to the activities under the agreement and when we have confirmed that the milestone has been achieved. Where we have continuing obligations in the form of development, manufacturing or other commercialization efforts, we recognize revenues from milestones either (a) ratably over the development period if development risk is significant, or (b) ratably over the manufacturing period or estimated product useful life if development risk has been substantially eliminated. Generally, there are three types of agreements under which a customer would owe us a milestone payment:

> Humanization Agreements provide for the payment of certain milestones to us after the completion of services to perform the humanization process. These milestones generally include delivery of a humanized antibody meeting a certain binding affinity and, at the customer's election, delivery of a cell line meeting certain criteria described in the original agreement.

> Patent License Agreements and Humanization Agreements sometimes require our licensees to make milestone payments to us when they achieve certain progress, such as FDA approval, with respect to the licensee's product.

> We may also receive certain milestone payments in connection with licensing technology to or from our partners, such as product licenses. Under these agreements, our partners may make milestone payments to us when they or we achieve certain levels of development with respect to the licensed technology.

Reimbursement of Development Costs

Reimbursement of development costs from our collaborators is recognized as revenue as the related costs are incurred.

Clinical Trial Expenses

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential drugs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients, the completion of portions of the clinical trial, or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual cost of services received and efforts expended. As such, expenses related to each patient enrolled in a clinical trial are recognized ratably beginning upon entry into the trial and over the course of the patient's continued participation in the trial. In the event of early termination of a clinical trial, we accrue an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial. Our estimates and assumptions could differ significantly from the amounts that may actually be incurred.

Research and Development

Major components of research and development expenses consist of personnel costs, including salaries and benefits, clinical development performed by us and contract research organizations, preclinical work, pharmaceutical development, materials and supplies, payments related to work completed for us by third-party research organizations and overhead allocations consisting of various administrative and facilities related costs. All research and development costs are charged to expense as incurred.

Interest and Other Income, Net

Interest and other income, net, includes interest income earned on our marketable securities and other non-operating income and expenses. For the years ended December 31, 2004 and 2002, interest and other income, net, primarily related to interest income of $9.7 million and $26.0 million, respectively, on our marketable securities. For the year ended December 31, 2003, the components of interest and other income, net, primarily included interest income on our marketable securities of $16.3 million, partially offset by a $6.5 million charge associated with the early extinguishment of our $150 million 5.50% Convertible Notes in the fourth quarter of 2003.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from our net income (loss), specifically, the changes in unrealized gains and losses on our holdings of available-for-sale securities. Our comprehensive loss for the years ended December 31, 2004, 2003 and 2002 is reflected in the Consolidated Statements of Stockholders' Equity.

Stock-Based Compensation

At December 31, 2004, we had six stock-based employee compensation plans, which are described more fully in Note 16. We account for our plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and related Interpretations. During the year ended December 31, 2004, we recognized approximately $411,000 in stock-based compensation expense with respect to modifications to certain employee stock option awards. The tables below illustrate the effect on net loss and net loss per share if we had applied the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," to our stock-based employee compensation plans.

During the preparation of the notes to the consolidated condensed financial statements for the quarter ended June 30, 2004, we determined that the calculation of our pro forma net loss reported under FAS 123 for the years ended December 31, 2001, 2002 and 2003, as previously reported, was understated primarily as a result of our having inadvertently excluded the fair value of (and, therefore, the amortization expense related to) options granted during 1998 through 2001. In addition, we found that amortization expense was incorrectly calculated in 2001, 2002 and 2003 due primarily to inaccuracies in the computation of the weighted-average expected life used to calculate the fair value of stock options granted during 2000 through 2003. Accordingly, pro forma net loss reported under FAS 123 for the years ended December 31, 2002 and 2003, presented in the tables below, has been revised. These revisions had no effect on our previously reported consolidated results of operations or financial condition.

(In thousands, except per share data)	YEARS ENDED DECEMBER 31, 2004	2003	2002
		(REVISED)	(REVISED)
Net loss, as reported	**$(53,241)**	$(129,814)	$(14,554)
Add: Total stock-based employee compensation expense included in net loss	**411**	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	**(19,594)**	(25,220)	(31,462)
Pro forma net loss	**$(72,424)**	$(155,034)	$(46,016)
Basic and diluted net loss per share:			
As reported	**$ (0.56)**	$ (1.40)	$ (0.16)
Pro forma	**$ (0.76)**	$ (1.68)	$ (0.52)
Impact of revision on previously reported:			
Pro forma net loss		$ (5,965)	$(19,620)
Basic and diluted net loss per share — pro forma		$ (0.06)	$ (0.22)

For the periods presented in the table below, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	YEARS ENDED DECEMBER 31,		
(In thousands, except per share data)	**2004**	2003	2002
Expected life, in years (revised, except 2004)	**2.4**	2.8	2.7
Risk-free interest rate	**2.6%**	2.9%	3.9%
Volatility	**64%**	72%	87%
Dividend yield	**0**	0	0

We account for stock options granted to non-employees at fair value using the Black-Scholes option-pricing model in accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Stock options granted to non-employees and stock options that are modified and continue to vest when an employee has a change in employment status are subject to periodic revaluation over their vesting terms. We recognize the resulting stock-based compensation expense over the service period in which the non-employee provides services to the Company. We recognized stock-based compensation expense related to stock options issued to non-employees of approximately $803,000, $276,000 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively.

Segment and Concentrations Disclosure

In accordance with FASB Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," we are required to report operating segments and related disclosures about our products, services, geographic areas and major customers. We have no product revenue and have only one segment with facilities located primarily within the United States. The majority of our revenues are earned in the United States.

Revenues from Genentech in 2004, 2003 and 2002 accounted for 51%, 40% and 38% of total revenues, and revenues from MedImmune in 2004, 2003 and 2002 accounted for 30%, 37% and 48% of total revenues, respectively. Revenues from Hoffmann-La Roche accounted for 11% of total revenues in 2004. No other revenue from any other source exceeded 10% of total revenues for all periods presented.

Capitalized Software

During the first quarter of 2004, we adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). Pursuant to SOP 98-1, we recognize costs incurred in the preliminary planning phase of software development as expense as the costs are incurred. Software development costs incurred in the application development phase are capitalized and are included in property and equipment. Once the developed software is placed into service, these costs are amortized into expense over the estimated useful life of the software.

Derivative Instruments

In accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," we are required to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We do not use or hold derivatives and therefore there is no effect on the results of our operations or on our financial position.

Foreign Currency Translation

The U.S. dollar is the functional currency for our French subsidiary. All foreign currency gains and losses are included in interest and other income, net, in the accompanying Statements of Operations and have not been material.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management's estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our estimates and assumptions could differ significantly from the amounts that may actually be incurred.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 30 years
Leasehold improvements	Shorter of asset life or term of lease
Laboratory and manufacturing equipment	7 years
Computer and office equipment	3 years
Furniture and fixtures	7 years

Capitalization of Interest Cost

We capitalize a portion of our interest on borrowings in connection with the renovation of our existing manufacturing facilities, the development and construction activities for our future manufacturing facility and the development costs underlying significant software development projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Of total interest cost incurred of $8.8 million, $12.0 million and $9.6 million during the years ended December 31, 2004, 2003 and 2002, we capitalized interest of $3.8 million, $2.2 million and $0.5 million, respectively.

Intangible and Other Long-Lived Assets

Intangible assets consist of assembled workforce, purchased core technology, a reversion right to purchase certain technology from Roche and licensed research technology. In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," we are amortizing our intangible assets with definite lives over their estimated useful lives and review them for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We are amortizing the assembled workforce, core technology and licensed research technology assets on a straight-line basis over their estimated useful lives, 2, 10 and 5 years, respectively. We will reclassify the reversion right asset into core technology at that time when the rights to the technology revert back to us (see Note 2). Upon reclassifying the reversion right asset to core technology, we will amortize the asset over the remaining term of the patents underlying the acquired technology. Amortization of intangible assets is included primarily in research and development expenses in the Consolidated Statement of Operations. (See Note 10 for further details on intangible assets.)

In accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we identify and record impairment losses, as circumstances dictate, on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No such impairments have been identified with respect to our long-lived assets, which consist primarily of property and equipment and the intangible assets discussed above.

Postretirement Benefits

In June 2003, we established a postretirement health care plan to offer medical benefits to certain of our former officers and their dependents. We account for these postretirement benefits in accordance with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123) and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123, no longer will be an alternative to financial statement recognition. We are required to adopt FAS 123R on July 1, 2005. Under FAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of FAS 123R and we expect that the adoption of FAS 123R will have a material impact on our consolidated results of operations. We have not yet determined the method of adoption or the effect of adopting FAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under FAS 123.

2. COLLABORATIVE, HUMANIZATION AND PATENT LICENSING ARRANGEMENTS

Roche. Effective October 2003, we amended our 1999 collaboration agreement with Hoffmann-La Roche, Inc. and its affiliates (Roche), pursuant to which we now have exclusive worldwide rights to market, develop, manufacture and sell *Zenapax®* (daclizumab) in all disease indications other than transplantation. Roche currently is expected to continue to market *Zenapax* in transplantation indications until 2007, although an earlier transfer to us of rights in transplantation may occur upon six months' written notice at Roche's election.

In connection with the new arrangement, we paid Roche $80 million in cash for return of exclusive rights in indications other than transplantation, and we obtained an option to acquire rights in transplant indications (reversion right), exercisable by us in 2006, but effective in 2007 or as early as 2005 at the election of Roche. To effectuate the transfer of *Zenapax* in the transplantation indications, we will pay an additional exercise fee to Roche based on the average annual gross sales of *Zenapax* during the period from January 1, 2004 through the calendar quarter prior to the date of notice of the exercise, or Roche's notice of its decision to transfer the rights to us prior to our exercise date. If we do not receive transplantation rights, we would pay modest royalties to Roche on any sales in all diseases other than transplantation, and we would continue to receive royalties from Roche on sales of *Zenapax* in transplantation.

Of the $80 million that we paid to Roche in October 2003, we recorded a charge to acquired in-process research and development totaling approximately $48.2 million, representing technology that had not yet reached technological feasibility and that had no known future alternative uses. In particular, this amount relates to the rights to autoimmune indications for daclizumab that we were developing and testing in clinical studies, specifically to treat asthma and ulcerative colitis.

> In March 2004, we reported positive results from the initial clinical study of daclizumab in patients with chronic, persistent asthma whose disease is not well controlled with high doses of inhaled corticosteroids. We currently expect that the next trial of daclizumab to support development in asthma to be a single-dose, Phase I study in healthy volunteers using PDL manufactured daclizumab administered subcutaneously. We expect this trial to begin enrollment in the first quarter of 2005. This single-dose trial is expected to be followed by a multiple-dose Phase I study. We anticipate that a subsequent Phase IIb clinical trial in moderate-to-severe persistent asthma could begin in the first quarter of 2006.

> In May 2004, we reported results from a Phase II clinical study of daclizumab in patients with moderate-to-severe ulcerative colitis. Daclizumab did not meet primary or secondary endpoints in the trial, and we do not intend to develop it further for this indication.

We capitalized the remaining amount of $31.8 million, which relates to core technology and the reversion right. We are amortizing the value of the core technology, $16.0 million, over the term of the patents underlying the acquired technology. We will reclassify the reversion right asset, $15.8 million, into core technology at the time when the rights to the technology revert back to us, which at our option will be no later than 2007, but could be as early as 2005 at the election of Roche. Upon reclassifying the reversion right asset to core technology, we will amortize the asset over the remaining term of the patents underlying the acquired technology.

The value of the acquired in-process research and development was determined by estimating the related future probability-adjusted net cash flows, which were then discounted to a present value using a rate of 15%. This discount rate is a significant assumption and is based on our estimated weighted-average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the estimated life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the acquired in-process research and development, the assumed commercialization dates used for the potential products ranged from 2007 to 2008.

In September 2004, we entered into a Co-Development and Commercialization Agreement (the Collaboration Agreement) with Roche for the joint development and commercialization of daclizumab (*Zenapax®*) for the treatment of asthma and other respiratory diseases. Under the terms of the Collaboration Agreement, we and Roche will globally co-develop daclizumab in asthma, share development expenses and co-promote the product in the United States. Outside the United States, we will receive royalties on net sales by Roche or its licensees of the product in asthma.

Under the terms of the Collaboration Agreement, we received a $17.5 million upfront payment from Roche in the third quarter of 2004, and we may receive up to $187.5 million in development and commercialization milestones in the future for successful further development of daclizumab. In addition, we receive partial reimbursement from Roche related to ongoing research and development efforts under the Collaboration Agreement. We determined that all elements under the Collaboration Agreement should be accounted for as a single unit of accounting under EITF 00-21. As such, and as we have continuing obligations under the Collaboration Agreement, and as significant development risk remains, we recorded the $17.5 million as deferred revenue and will recognize this amount over the approximately six years that research and development expenses are expected to be performed for Roche. During 2004, we recognized approximately $3.7 million in License and Other revenue related to the amortization of the upfront license fee and the reimbursement of certain research and development expenses.

Exelixis, Inc. In May 2001, we signed a collaborative agreement with Exelixis to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. We agreed to provide Exelixis with $4.0 million in annual research funding for two or more years, and we purchased a $30.0 million five-year note (the Note) convertible after the first year of the collaboration into Exelixis common stock. We received an exclusive, worldwide license to develop antibodies against certain targets identified by Exelixis that are involved in cell growth, cell death and proliferation. Exelixis has the right to co-fund development of antibodies resulting from the collaboration. We recognized the expense associated with our research funding ratably over the periods it was performed by Exelixis. We have provided a total of $8.0 million in research funding to Exelixis of which we expensed $1.7 million in 2003, $4.0 million in 2002 and $2.3 million in 2001. For antibody products we develop that Exelixis elects not to co-fund, we have agreed to make specified milestone payments and royalty payments on any product sales. We did not extend the research funding beyond the original two years, and as such, we did not fund any research expense to Exelixis beyond the second quarter of 2003. We continue to hold the Note, which is included in our Consolidated Balance Sheet. We accrue interest income on the Note, and during each of the years ended December 31, 2004, 2003 and 2002, we recognized approximately $1.7 million of interest income.

Igeneon AG. In July 2002, we signed an agreement with Igeneon AG, a European biotechnology company focused on cancer immunotherapies, for exclusive worldwide rights to develop and market HuABL364, a humanized antibody against the Lewis Y antigen. To date, we have received a licensing fee and milestone payments from Igeneon and in the future, we may receive additional milestone payments and royalties on any product sales generated by the antibody.

Genentech, Inc. In September 1998, we entered into an agreement covering patent rights under our humanization patents and under Genentech patents relating to antibody engineering. Genentech paid us a $6.0 million fee, and we paid Genentech a $1.0 million fee. Each company can obtain up to six licenses for humanized antibodies upon payment of an additional fee of at least $1.0 million per antibody, as well as royalties on any product sales. The number of licensed antibodies may be increased and the term of the agreement extended upon payment of additional fees. In November 1998, Genentech exercised certain of its rights under the agreement and obtained a nonexclusive license for *Herceptin*. Genentech paid us a $1.0 million licensing and signing fee, and we have since been receiving royalties on *Herceptin* sales. Further, in September 2003, Genentech and we mutually agreed to extend the master agreement for an additional 5-year term ending December 2008.

In December 2003, we signed a definitive agreement with Genentech, which resolved a dispute relating to our existing patent licensing master agreement, in particular with respect to our antibody humanization patents and certain of Genentech's humanized antibodies. In connection with this agreement, we agreed to certain royalty reductions for significant levels of annual aggregate sales of Genentech products licensed under the master agreement. The revised royalty rate structure would apply reciprocally to any of our products licensed under the master agreement. We also obtained additional rights for non-exclusive, royalty-bearing licenses under certain of Genentech's antibody patents. Under terms of the agreement, Genentech exercised licenses under the patent licensing master agreement for its *Xolair* and *Raptiva* antibody products, which were approved by the FDA in the second and fourth quarters of 2003, respectively. These exercises resulted in payment of license exercise fees of $2.2 million to us, which we recognized as license revenue in the fourth quarter of 2003. We recognized royalty revenue from third quarter 2003 sales of *Xolair* beginning in the fourth quarter of 2003, and we commenced recognition of royalty revenue from *Raptiva* product sales in the first quarter of 2004.

In February 2004, in consideration for approximately $1.1 million, Genentech exercised a license for its *Avastin* antibody product, which was approved by the FDA in February 2004. As a result, we recognized license exercise fees of approximately $1.1 million in the first quarter of 2004 and commenced recognition of royalty revenue from *Avastin* product sales in the second quarter of 2004.

Millennium Pharmaceuticals, Inc. In March 2001, we entered into a patent rights agreement with Millennium under our humanization patents for which they paid us an upfront fee. Millennium can obtain up to three patent licenses for humanized antibodies upon payment of additional fees, as well as royalties on any product sales. The term of the agreement may be extended upon payment of additional fees. In the fourth quarter of 2003, Millennium exercised one of its three patent licenses, and pursuant to the agreement, we received an additional patent license fee from Millennium.

MedImmune, Inc. In December 2002, we entered into a patent rights agreement with MedImmune under our humanization patents for which they paid us an upfront fee. MedImmune can obtain up to three patent licenses for humanized antibodies upon payment of additional fees, as well as royalties on any product sales. MedImmune can obtain rights to obtain up to three additional patent licenses upon payment of additional fees.

Actinium Pharmaceuticals, Inc. In March 2003, we signed a licensing agreement with Actinium Pharmaceuticals, Inc. (API) that provides API certain development rights to *Zamyl*™, our SMART M195 humanized antibody against the CD33 antigen, present on the cancer cells of most patients with acute myeloid leukemia, the most common form of acute leukemia in adults. In connection with the signing of the agreement in the first quarter of 2003, we received an upfront licensing fee, and in the future we may receive development milestone payments and royalties on future sales generated by the antibody.

Abbott Laboratories. In December 2003, we signed a licensing agreement with Abbott Laboratories (Abbott) that provides Abbott certain exclusive rights to intellectual property related to antibodies capable of binding Interleukin-12 (IL-12) or its receptor. IL-12 is a cytokine with potential as a target in the treatment of a number of autoimmune diseases. The licensed rights are not related to our humanization technology. In connection with the agreement, we received an upfront licensing fee, and in the future we may receive development milestone payments and royalties on future sales of antibodies developed by Abbott against IL-12. We initially licensed certain intellectual property related to anti-IL-12 therapy from Roche and will share with Roche a portion of all amounts received.

Seattle Genetics. In January 2004, we entered into certain agreements with Seattle Genetics, Inc. (SGI) in which we granted patent rights and a patent license to SGI under our humanization patents and paid $500,000 in cash in exchange for expanded access to SGI's drug conjugate and linker technology. Under the patent rights agreement, SGI also has the right to obtain additional patent licenses upon payment of additional fees, and upon the future commercialization of the products, SGI will pay us royalties on product sales. See Note 6.

Morphotek. In July 2004, we entered into an agreement with Morphotek, Inc. in which we granted patent rights and a commercial license under our humanization patents in exchange for broad access to Morphotek's MORPHODOMA® and Suppressor of Immunoglobulin Production technology. Under the agreement, Morphotek has the right to obtain additional patent licenses upon payment of additional fees. Upon the future commercialization of the products, Morphotek will pay us royalties on product sales. See Note 6.

Other Patent License and Humanization Agreements. We have entered into patent license and humanization agreements with numerous other companies that are independently developing humanized antibodies, including Biogen Idec, Celltech Group plc, Chugai, Elan Pharmaceuticals, Eli Lilly and Company, Fujisawa Pharmaceuticals Co., Intermune Pharmaceuticals, Medarex, Merck KgaA, Progenics, Sankyo and Tanox. In each agreement, we granted a worldwide, exclusive or nonexclusive license under our patents to the other company for antibodies to a specific target antigen. In general, we received a licensing and signing fee and the right to receive annual maintenance fees and royalties on any product sales. Under some of these agreements, we also may receive milestone payments. We have also entered into agreements to use our technology to humanize antibodies for other companies, including Ajinomoto, Mochida Pharmaceutical, Teijin, and Yamanouchi Pharmaceutical. In general, we received a licensing and signing fee and the right to receive additional payments upon the achievement of certain milestones and royalties on any product sales.

3. *NET LOSS PER SHARE*

In accordance with FASB Statement No. 128, "Earnings Per Share," basic and diluted net loss per share amounts have been computed using the weighted average number of shares of common stock outstanding during each period presented. For all periods presented, we incurred a net loss, and as such, we did not include the effect of any outstanding stock options or outstanding convertible notes in the diluted net loss per share calculations, as they were antidilutive.

The total number of shares excluded from the calculations of diluted net loss per share for outstanding convertible notes was 12,415,350, 16,389,450 and 3,974,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The total number of shares excluded from the calculation of diluted net loss per share for outstanding stock options was approximately 3,169,000, 1,843,000 and 1,587,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

4. *EOS ACQUISITION*

In April 2003, we completed the acquisition of Eos Biotechnology, Inc. (Eos), a development stage company. Eos was engaged in drug discovery of therapeutic antibodies based on information from the human genome. By applying a disease-based approach and a suite of proprietary discovery technologies, Eos identified antibodies that selectively and specifically target pathogenic cells.

This acquisition was completed to expand our development pipeline of potential products in oncology. Eos' portfolio consisted of two drug candidates, including Anti-$\alpha_5\beta_1$ integrin antibody (M200), a function-blocking antibody that targets a specific integrin for solid tumors, including pancreatic, non-small lung and colorectal cancers and a Fab fragment of the Anti-$\alpha_5\beta_1$ integrin antibody (F200) for ocular indications, including age-related macular degeneration. In December 2004, we initiated Phase II clinical trials for M200, and no further development of F200 is expected.

In connection with this acquisition, we issued an aggregate of 4,180,375 shares of our common stock (net of approximately 151,000 shares that were withheld from Eos shareholders to provide for the Eos shareholder tax liabilities incurred in connection with receipt of the shares issued in the acquisition) in exchange for all outstanding shares of Eos preferred and common stock. The share issuances were exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended. Certain shares issued will be held in escrow pursuant to the terms of the Agreement and Plan of Merger and Reorganization, as amended.

The Eos acquisition was accounted for as an acquisition of assets rather than as a business combination as Eos was a development stage company that had not commenced its planned principal operations. Eos lacked the necessary elements of a business because it did not have completed products and, therefore, no ability to access customers. The Eos operating results have been included in our consolidated results of operations since April 5, 2003.

The aggregate purchase price was $38.8 million, consisting of the shares issued to the Eos stockholders valued at $35.5 million (including the value of shares withheld to provide for tax liabilities of $1.3 million), transaction costs of $2.2 million and employee change of controls costs of $1.1 million. The shares issued in connection with this acquisition were valued at $8.17 per share, which represented the average closing market price of our common stock a few days before and after the acquisition announcement date (February 4, 2003).

Based upon an independent third-party valuation of the tangible and intangible assets acquired, we have allocated the total purchase price to the assets acquired and liabilities assumed as follows (in thousands):

Tangible assets acquired	$ 5,418
Assembled workforce	1,410
Acquired in-process research and development	37,834
Liabilities assumed	(5,848)
	$38,814

The $1.4 million value assigned to the assembled workforce is being amortized over 2 years, the estimated useful life of the asset.

Approximately $37.8 million of the purchase price was allocated to acquired in-process research and development due to Eos' incomplete research and development programs that had not yet reached technological feasibility as of April 4, 2003 and had no alternative future use as of that date. A summary and status of these programs at December 31, 2004 follows:

PROGRAM	DESCRIPTION	STATUS OF DEVELOPMENT	VALUE ASSIGNED (IN THOUSANDS)
Anti-angiogenesis (M200, Anti-$\alpha_5\beta_1$ Integrin Antibody)	Function-blocking antibody that targets a specific integrin for solid tumors, including melanoma, pancreatic, non-small lung and renal cell cancers	Phase II clinical trials initiated in December 2004	$24,067
Ocular Neovascularization (F200, Anti-$\alpha_5\beta_1$ Integrin Antibody)	Fab fragment of Anti-$\alpha_5\beta_1$ Integrin Antibody for ocular indications, including age-related macular degeneration	No further development expected	$13,767

*Development progress may be affected by potential partnering discussions or commitment of resources to more advanced programs.

The value of the acquired in-process research and development was determined by estimating the related future probability-adjusted net cash flows, which were then discounted to a present value using a rate of 15%. This discount rate is a significant assumption and is based on our estimated weighted-average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the estimated life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the acquired in-process research and development, the assumed commercialization dates used for the potential products ranged from 2008 to 2009.

5. *RESTRUCTURING AND OTHER CHARGES*

As part of a strategic initiative to centralize our U.S. clinical operations efforts and to improve our efficiency and productivity in the conduct of clinical trials in June 2004, management approved a formal plan pursuant to which we closed our New Jersey office, which was principally responsible for the oversight of certain clinical trials. The plan was a combination of a reduction in workforce of nine employees, which represents less than 2% of the Company's total workforce, and the abandonment of our New Jersey leased facility. As a result of the restructuring plan, in 2004 we incurred charges of approximately $305,000, including adjustments in the fourth quarter of 2004 related to the extension of a sublease of the facilities, included in research and development expense in the Consolidated Statement of Operations. The restructuring charge included approximately $164,000 of severance-related amounts, $119,000 of committed cost for our New Jersey leased facility, primarily related to rent expenses for the remaining term of the lease, and $22,000 related to the net book value of assets that we abandoned. The estimated cost of abandoning our leased facilities was based on the contractual lease payments from the date of our abandonment of the facility through the term of the lease, which expires in October 2005, partially offset by expected proceeds from a short-term sublease entered into during October 2004. The workforce reductions were completed by June 30, 2004. We expect to pay the balance of the accrued facility-related costs of approximately $58,000 at December 31, 2004 through October 2005.

During 2004, we completed a physical inventory of substantially all of our laboratory equipment at our Fremont, California, facilities. As a result, we recorded a charge to research and development expense in the Consolidated Statement of Operations of approximately $277,000, primarily in the second quarter of 2004 with minor adjustments in the fourth quarter of 2004, which represents the estimated amount of net book value of assets that are no longer in use.

6. *NONMONETARY TRANSACTIONS*

In January 2004, we entered into certain agreements with Seattle Genetics, Inc. (SGI) in which we granted patent rights and a patent license to SGI under our humanization patents and paid $500,000 in cash in exchange for expanded access to SGI's drug conjugate and linker technology. Under the patent rights agreement, SGI also has the right to obtain additional patent licenses upon payment of additional fees, and upon the future commercialization of the products, SGI will pay us royalties on product sales.

In accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions" (APB 29), we established the value of the drug conjugate and linker technology that we acquired from SGI based on the fair value of the consideration given to SGI, which included the patent rights and patent license granted to SGI and cash consideration of $500,000. Based on the vendor-specific objective evidence of fair value of the patent rights and patent license granted to SGI, which is based on the terms of similar agreements that we have signed with third parties, we deemed the fair value of the patent rights and patent license to be $3.0 million. Therefore, the fair value of the drug conjugate and linker technology acquired from SGI was $3.5 million. As this early-stage technology has not reached technological feasibility and has no alternative future use in our research and development programs, in accordance with FASB Statement No. 2, "Accounting for Research and Development Costs," (FAS 2) we recognized the $3.5 million as research and development expense in the first quarter of 2004.

In accordance with EITF 00-21, we estimated the fair value of the patent rights and patent license granted to SGI to be $3.0 million. As we have completed the earnings process under this agreement and had no ongoing performance obligations, we recognized revenue of $3.0 million in the first quarter of 2004 upon the execution of the agreements.

In July 2004, we entered into an agreement with Morphotek, Inc. in which we granted patent rights and a commercial license under our humanization patents in exchange for broad access to Morphotek's MORPHODOMA® and Suppressor of Immunoglobulin Production technology. Under the agreement, Morphotek has the right to obtain additional patent licenses upon payment of additional fees. Upon the future commercialization of the products, Morphotek will pay us royalties on product sales.

In accordance with APB 29, we established the value of the technology that we acquired from Morphotek based on the fair value of the patent rights and commercial license granted to Morphotek. We deemed the fair value of the patent rights granted to Morphotek to be $1.0 million and the fair value of the commercial license to be $0.5 million, which is based on the terms of similar agreements that we have signed with third parties. As this technology has broad application across multiple preclinical and clinical programs, in accordance with FAS 2, we have capitalized the $1.5 million in Intangible Assets on the Consolidated Condensed Balance Sheet and we will amortize it over five years, the term of the agreement. During the third and fourth quarters of 2004, we recognized $150,000 in amortization expense related to this asset.

In accordance with EITF 00-21, we estimated the fair value of the patent rights and commercial license granted to Morphotek to be $1.0 million and $0.5 million, respectively. As we have completed the earnings process under this agreement and had no ongoing performance obligations, we recognized revenue of $1.0 million in the third quarter of 2004 upon the execution of the agreement. The remaining $500,000 has been recorded as deferred revenue and will be recognized once the commercial license is delivered to Morphotek.

7. IMPAIRMENT LOSS ON INVESTMENT

In January 2002, we sold the assets of our small molecule group to Signature BioScience, Inc. (Signature), a privately held drug discovery company, in exchange for 523,952 shares of Signature convertible preferred stock. The stock received was recorded at the net book value of the assets sold plus transaction costs incurred, which approximated $1.3 million. In conjunction with this transaction, in December 2002, we accrued an additional $0.2 million payable to Signature in connection with cash retention bonuses to designated key employees still employed by Signature after one year. Pursuant to the terms of the agreement, in exchange for these bonus payments we received in early 2003 an additional 149,701 shares of Signature convertible preferred stock, which was recorded as an increase in the carrying value of the preferred stock. As of December 31, 2002, we estimated that the fair value of our investment in Signature had declined to $150,000 and that the impairment was other than temporary. Accordingly, we recorded an impairment charge of $1.4 million in December 2002. The amount of the charge was based on the difference between the estimated fair value as determined by our management and our original cost basis in the shares of approximately $1.6 million.

As of March 31, 2003, we determined that our investment in Signature had become fully and permanently impaired. Accordingly, in the first quarter of 2003 we recorded an impairment charge of $150,000 to write off the remaining book value of our investment.

8. MARKETABLE SECURITIES AND RESTRICTED INVESTMENTS

We invest our excess cash balances primarily in short-term and long-term marketable debt securities. These securities are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method, when applicable. The following is a summary of available-for-sale securities. Estimated fair value is based upon quoted market prices for these or similar instruments.

	AVAILABLE-FOR-SALE SECURITIES			
(In thousands)	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2004				
Securities of the U.S. Government and its agencies maturing:				
within 1 year	**$ 44,964**	**$ —**	**$ (79)**	**$ 44,885**
between 1-3 years	**149,494**	**9**	**(1,032)**	**148,471**
U.S. corporate debt securities maturing:				
within 1 year	**87,777**	**3**	**(39)**	**87,741**
between 1-3 years	**10,000**	**—**	**(81)**	**9,919**
Total marketable debt securities	**$292,235**	**$ 12**	**$(1,231)**	**$291,016**
December 31, 2003				
Securities of the U.S. Government and its agencies maturing:				
within 1 year	$ 28,909	$ 50	$ —	$ 28,959
between 1-3 years	80,000	280	(25)	80,255
U.S. corporate debt securities maturing:				
within 1 year	29,994	504	—	30,498
between 1-3 years	10,070	81	—	10,151
Total marketable debt securities	$148,973	$915	$ (25)	$149,863

During 2004, 2003 and 2002, there were no realized gains or losses on the sale of available-for-sale securities. In addition to our available-for-sale portfolio, at December 31, 2004 and 2003 we had $13.6 million and $20.7 million, respectively, of U.S. government securities classified as held-to-maturity under FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As of December 31, 2004, all of our investments in unrealized loss positions had been in such positions for less than 12 months due to the changes in market interest rates. Further, we do not believe that any of our marketable securities have suffered any other-than-temporary declines in value as of December 31, 2004 since we do not expect to sell any securities in significant unrealized loss positions prior to their maturities.

In July 2003, we issued 2.75% Convertible Subordinated Notes due August 16, 2023 with a principal amount of $250.0 million (see Note 15 for further details). In connection with the issuance of these convertible notes, we pledged a portfolio of U.S. government securities as security, which, including the interest earned thereon, will be sufficient to pay the first six scheduled interest payments for the notes. The pledged amount, which approximated $13.6 million at December 31, 2004 and $20.8 million at December 31, 2003, consists of securities of the U.S. Government and its agencies. As of December 31, 2004, the portion related to payments to be made within one year, $6.9 million, is reflected on the Consolidated Balance Sheet within marketable securities, and the portion related to payments to be made thereafter, $6.7 million, is reflected on the Consolidated Balance Sheet as long-term restricted investments. The basis for the carrying value of these restricted investments is the amortized cost of the investments, which approximates the fair market value at December 31, 2004.

9. *LAND, PROPERTY AND EQUIPMENT*

Land, property, and equipment consisted of the following:

	DECEMBER 31,	
(In thousands)	2004	2003
Land	**$ 10,743**	$ 10,743
Buildings and improvements	**41,001**	23,766
Leasehold improvements	**19,846**	18,887
Laboratory and manufacturing equipment	**28,787**	27,225
Construction-in-process	**157,073**	93,097
Computer and office equipment	**17,493**	11,278
Furniture and fixtures	**3,627**	2,540
	278,570	187,536
Less accumulated depreciation and amortization	**(40,493)**	(32,623)
	$238,077	$154,913

Depreciation and amortization expense for 2004, 2003 and 2002 was $11.8 million, $8.2 million, and $4.9 million, respectively.

10. *INTANGIBLE ASSETS*

Intangible assets consisted of the following at December 31, 2004 and 2003:

	2004			2003		
(In thousands)	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT
Assembled workforce	**$ 1,410**	**$(1,234)**	**$ 176**	$ 1,410	$(528)	$ 882
Core technology	**16,053**	**(2,058)**	**13,995**	16,053	(412)	15,641
Roche reversion right	**15,788**	**—**	**15,788**	15,788	—	15,788
Licensed research technology	**1,500**	**(150)**	**1,350**	—	—	—
Net intangible assets	**$34,751**	**$(3,442)**	**$31,309**	$33,251	$(940)	$32,311

Amortization expense for our intangible assets during the years ended December 31, 2004, 2003 and 2002 was approximately $2.5 million, $940,000 and $0, respectively. The reversion right asset relates to our option to repurchase from Roche exclusive rights in remaining transplant indications of *Zenapax*. We will reclassify the reversion right asset into core technology at the time when the rights to the technology revert back to us (see Note 2). Upon reclassifying the reversion right asset to core technology, we will amortize the asset over the remaining term of the patents underlying the acquired technology.

During 2004, we entered into an agreement with Morphotek in which we obtained broad access to certain of Morphotek's technology for which we recorded intangible assets of $1.5 million. See Note 6 for details of the agreement.

For our assembled workforce, core technology and licensed research technology intangible assets, the expected future annual amortization expense is as follows:

(In thousands)	ASSEMBLED WORKFORCE	CORE TECHNOLOGY	LICENSED RESEARCH TECHNOLOGY
For the year ending December 31,			
2005	176	1,646	300
2006	—	1,646	300
2007	—	1,646	300
2008	—	1,646	300
2009	—	1,646	150
Thereafter	—	5,765	—
Total amortization expense	$176	$13,995	$1,350

11. *ACCRUED LIABILITIES*

Other accrued liabilities consisted of the following:

(In thousands)	DECEMBER 31, 2004	2003
Construction-in-process	**$3,810**	$14,568
Consulting and services	**5,229**	3,832
Other	**288**	742
Total	**$9,327**	$19,142

12. *POSTRETIREMENT BENEFIT PLAN*

In June 2003, we established a postretirement health care plan (the Plan), which covers medical, dental and vision coverage for certain of our former officers and their dependents. Coverage for eligible retirees is noncontributory, but retirees are required to contribute 25% of dependent premium cost. In addition, coverage under the Plan ceases when participants become eligible for Medicare benefits. For the years ended December 31, 2004 and for the period from the inception of the Plan (June 1, 2003) through December 31, 2003, we have recognized net periodic postretirement benefit cost of approximately $243,000 and $118,000, respectively, using a measurement date of June 30, 2003.

The following table sets forth the change in benefit obligation for the Plan:

(In thousands)	DECEMBER 31, 2004	2003
Accumulated postretirement benefit obligation at beginning of year	**$1,039**	$ 816
Service cost	**98**	44
Interest cost	**67**	31
Actuarial loss	**115**	148
Plan participants' contributions	**4**	—
Benefits paid	**(27)**	—
Accumulated postretirement benefit obligation at end of year	**$1,296**	$1,039

We calculated the accumulated postretirement benefit obligation using assumed discount rates of 5.75% and 6.50% for the years ended December 31, 2004 and 2003, respectively. In 2004, we assumed the rate of increase in per capita costs of covered health care benefits to be 9%, decreasing gradually to 5.5% by the year 2009, and in 2003, we assumed the rate of increase in per capita costs of covered health care benefits to be 10%, decreasing gradually to 5.5% by the year 2009. The benefit amounts recognized in our Consolidated Balance Sheets in accrued compensation and other long-term liabilities are as follows:

(In thousands)	DECEMBER 31, 2004	DECEMBER 31, 2003
Funded status	**$(1,296)**	$(1,039)
Unrecognized net actuarial loss	**258**	148
Unrecognized prior service cost	**699**	773
Net liability recognized	**$ (339)**	$ (118)

Net periodic benefit cost for the Plan consists of the following:

(In thousands)	DECEMBER 31, 2004	DECEMBER 31, 2003
Service cost	**$ 98**	$ 44
Interest cost	**67**	31
Amortization of prior service cost	**74**	43
Other	**4**	—
Net periodic benefit cost	**$243**	$118

Assumed health care trend rates could have a significant effect on the amounts reported for healthcare plans. A one-percentage-point change in assumed health care cost trend rate would have the following effects:

(In thousands)	ONE PERCENTAGE POINT INCREASE	ONE PERCENTAGE POINT DECREASE
Effect on accumulated postretirement benefit obligation as of December 31, 2004	$ 25	$ (22)
Effect on total of service and interest cost in 2004	138	(122)

In connection with the Plan, we expect to pay health care net premiums aggregating approximately $164,000 and $316,000 during the years 2005 through 2009, and during the years 2010 through 2014, respectively.

13. COMMITMENTS

We occupy leased facilities under agreements that have expiration dates between 2005 and 2013. We also have leased certain office equipment under operating leases. Rental expense under these arrangements totaled approximately $2.5 million, $2.3 million and $1.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Future payments under non-cancelable operating leases at December 31, 2004, are as follows:

Year Ending December 31,	
2005	$2,879
2006	2,848
2007	1,132
2008	865
2009	223
Thereafter	330
	$8,277

Moreover, in connection with the construction of our new commercial manufacturing facility in Brooklyn Park, Minnesota, we have entered into, and will continue to enter into, agreements with third parties for the construction and design of the facility. Total commitments under these construction agreements total approximately $15.2 million and $1.7 million for the years ending December 31, 2005 and 2006, respectively.

In addition, as of December 31, 2004, we have made payments totaling $5.6 million to ICOS Corporation pursuant to a manufacturing agreement for the manufacture of supplies of clinical trial materials for one of our products. The aggregate amount of all committed future payments that we may make under that agreement is $1.8 million, payable in the first quarter of 2005.

14. LONG-TERM DEBT AND NOTES PAYABLE

In September 1999, Fremont Holding L.L.C. (a wholly-owned subsidiary of Protein Design Labs, Inc.) obtained a $10.2 million term loan to purchase our Fremont, California facilities. The loan bears interest at the rate of 7.64% per year amortized over 15 years with principal and interest payable monthly. The loan is secured by our Fremont, California facilities, which have an approximate carrying amount of $7.9 million at December 31, 2004, and is subject to the terms and covenants of the loan agreement.

In connection with our acquisition of Eos in the second quarter of 2003, we assumed notes payable of $2.3 million related to equipment and software purchases. The equipment loans bear interest at a weighted-average rate of 10.2%, which payments are due in equal installments of interest and principal over a term of generally 4 years. The loans are secured by the equipment and software purchases made under the terms of the loans.

Future minimum payments under the facility and equipment loans at December 31, 2004 are as follows (in thousands):

Year Ending December 31,	
2005	$ 1,583
2006	1,243
2007	1,139
2008	1,139
2009	1,139
Thereafter	5,505
Total	11,748
Less amount representing interest	(3,356)
Present value of future payments	8,392
Less current portion	(923)
Non-current portion	$ 7,469

We believe that the fair values of the facility and equipment loans at December 31, 2004 approximated their carrying values as of this date. The fair values of the remaining payments under the loans are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements.

15. *CONVERTIBLE NOTES*

In February 2005, we issued 2.00% Convertible Senior Notes due February 14, 2012 with a principal amount of $250.0 million (see Note 20).

In July 2003, we issued 2.75% Convertible Subordinated Notes due August 16, 2023 with a principal amount of $250.0 million (2003 Notes). The 2003 Notes are convertible into our common stock at a conversion price of $20.14 per share, subject to adjustment in certain events and at the holders' option. Interest on the 2003 Notes is payable semiannually in arrears on February 16 and August 16 of each year. The 2003 Notes are unsecured and are subordinated to all our existing and future senior indebtedness. The 2003 Notes may be redeemed at our option, in whole or in part, beginning on August 16, 2008 at par value. In addition, in August 2010, August 2013 and August 2018, holders of our 2003 Notes may require us to repurchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, such date. For any 2003 Notes to be repurchased in August 2010, we must pay for the repurchase in cash, and we may pay for the repurchase of any 2003 Notes to be repurchased in August 2013 and August 2018, at our option, in cash, shares of our common stock or a combination of cash and shares of our common stock. In the third quarter of 2003, we filed a shelf registration statement with the Securities and Exchange Commission covering the resale of the 2003 Notes and the common stock issuable upon conversion of the 2003 Notes.

Issuance costs associated with the 2003 Notes aggregating $8.4 million are included in other assets and are being amortized to interest expense over the term of the earliest redemption of the debt, or approximately seven years. The accumulated amortization at December 31, 2004 was $1.8 million. The estimated fair value of the 2003 Notes at December 31, 2004 was approximately $319.3 million based upon publicly available pricing information.

We pledged a portfolio of U.S. government securities as security for certain interest payable on the 2003 Notes (see Note 8).

In February 2000, we issued 5.50% Convertible Subordinated Notes due February 15, 2007 with a principal amount of $150 million (the 5.50% Convertible Notes). The 5.50% Convertible Notes were convertible at the holders' option into our common stock at a conversion price of $37.75 per share, subject to adjustment as a result of certain events. Interest on these notes was payable semiannually in arrears on February 15 and August 15 of each year. The redemption price, set forth in the 5.5% Convertible Notes indenture, was 102.75% of the principal amount, or $1,027.50 per $1,000 of principal amount of the 5.5% Convertible Notes.

In November 2003, we paid approximately $155.9 million in cash to redeem the 5.5% Convertible Notes, including accrued interest of $1.8 million and prepayment obligations of approximately $4.1 million in connection with the redemption. In addition to the $4.1 million in prepayment obligations for early extinguishment of these notes, we recorded a charge to write off the unamortized balance of the original debt issuance costs of approximately $2.4 million; these charges, totaling $6.5 million, are included in interest and other income, net, in the Consolidated Statement of Operations for the year ended December 31, 2003.

16. *STOCKHOLDERS' EQUITY*

Common Stock Reserved for Future Issuance

Shares of our common stock reserved for future issuance at December 31, 2004 were as follows (in thousands):

All stock option plans	21,526
Employee stock purchase plan	815
Convertible debt	12,415
Total	34,756

Stock Option Plans

At December 31, 2004, we had six stock-based employee compensation plans, which are described more fully below. The exercise price of all stock options granted under our plans has been equal to the fair value of our common stock on the grant date and generally, the option term is ten years. In the past, we have granted stock options to a limited number of non-employees (other than non-employee members of the Board of Directors). The compensation expense associated with these options was approximately $1.2 million in 2004, $276,000 in 2003, and immaterial in 2002.

1991 Stock Option Plan

In December 1991, the Board of Directors adopted the 1991 Stock Option Plan (1991 Plan). We reserved 16,000,000 shares of common stock for the grant of options under the 1991 Plan. Options granted under the 1991 Plan generally vest at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years in the case of employees, and ratably over two or five years in the case of advisors and consultants.

At the 1999 Annual Meeting of Stockholders, stockholders approved the 1999 Stock Option Plan, including a provision whereby upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, are added automatically to the 1999 Stock Option Plan. During 2002, 1,717,694 shares, the remaining shares available for grant under the 1991 Plan, were transferred to the 1999 Stock Option Plan. As a result of stock options that subsequently terminated under the 1991 Plan, 601,484 additional shares have been transferred to and are available for grant under the 1999 Stock Option Plan as of December 31, 2004.

Outside Directors Stock Option Plan

In February 1992, the Board of Directors adopted the Outside Directors Stock Option Plan (Directors Plan). We reserved 800,000 shares of common stock for the grant of options under the Directors Plan. Options granted pursuant to the Directors Plan vest monthly over five years.

At the 2002 Annual Meeting of Stockholders, stockholders approved that upon the termination of the Directors Plan, any shares remaining available for grant or which would otherwise become available for grant upon the subsequent cancellation, termination or expiration of options outstanding will automatically become available for issuance under the 2002 Outside Directors Plan. In 2002, the remaining 240,000 shares available for grant were transferred to the 2002 Outside Directors Plan.

1999 Nonstatutory Stock Option Plan

In August 1999, the Board of Directors adopted the 1999 Nonstatutory Stock Option Plan (the Nonstatutory Option Plan) under which options may be granted to employees, prospective employees and consultants of the Company and any parent or subsidiary corporation. We reserved 4,000,000 shares of common stock for the grant of options under the Nonstatutory Option Plan. In April 2001 and February 2003, the Board of Directors approved amendments to increase the shares reserved under the Nonstatutory Option Plan by 4,000,000 shares and 3,000,000 shares, respectively. The total number of shares reserved under the Nonstatutory Option Plan since its inception is 11,000,000.

Options may be granted under the Nonstatutory Option Plan with an exercise price and vesting period established at the discretion of the Board of Directors.

1999 Stock Option Plan

In April 1999, the Board of Directors adopted the 1999 Stock Option Plan (the 1999 Option Plan), which was approved by our stockholders in June 1999. We reserved 3,700,000 shares of common stock for the grant of options under the 1999 Option Plan.

In April and June 2001, respectively, the Board of Directors and stockholders approved an amendment to our 1999 Option Plan to increase the number of shares reserved for issuance by a total of 4,000,000 shares. Upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, are added automatically to the 1999 Option Plan. During 2002, 1,717,694 shares, the remaining shares available for grant under the 1991 Plan, were transferred to the 1999 Stock Option Plan. As a result of stock options that subsequently terminated under the 1991 Plan, 601,484 additional shares have been transferred to and are available for grant under the 1999 Stock Option Plan as of December 31, 2004.

Options may be granted under the 1999 Option Plan with an exercise price and vesting period established at the discretion of the Board of Directors.

2002 Outside Directors Plan

In December 2001, the Board of Directors adopted the 2002 Outside Directors Plan (2002 Directors Plan) to replace our Directors Plan, subject to and effective upon its approval by the stockholders. We reserved 240,000 shares of common stock for the grant of options under the 2002 Directors Plan. In June 2002, at the 2002 Annual Meeting of Stockholders, our stockholders approved the 2002 Directors Plan including a provision whereby upon termination of the Directors Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the Directors Plan, if any, will be added automatically to the 2002 Directors Plan. During 2002, 240,000 shares were transferred to the 2002 Directors Plan for a total of 480,000 shares authorized under this plan.

The 2002 Directors Plan provides for automatic annual grants to each outside director of options to purchase 12,000 shares of our common stock, vesting monthly over 12 months. Options must be granted under the 2002 Directors Plan with an exercise price equal to the market price of our stock on the grant date.

A summary of the status of our stock option plans at December 31, 2004, 2003 and 2002, and changes during the years then ended, is presented below.

	2004		2003		2002	
(In thousands, except exercise price data)	**SHARES**	**WEIGHTED-AVERAGE EXERCISE PRICE**	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	**14,537**	**$15.69**	12,310	$17.18	10,528	$ 18.40
Granted	**3,367**	**17.59**	3,228	10.37	3,427	13.46
Exercised	**(1,807)**	**8.69**	(317)	6.75	(516)	5.63
Forfeited	**(882)**	**25.73**	(684)	21.65	(1,129)	22.45
Outstanding at end of year	**15,215**	**16.36**	14,537	15.69	12,310	17.18
Exercisable at end of year	**9,377**		8,230		5,975	
Weighted average fair value of options granted during the year		**$ 6.93**		$ 7.27		$ 10.72

The following information applies to all stock options outstanding under our stock option plans at December 31, 2004:

(In thousands, except exercise prices and remaining contractual life data)

	OUTSTANDING			EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 3.88 — $10.94	5,514	5.84	$ 7.56	3,757	$ 7.28
$11.22 — $20.51	5349	8.67	16.20	1,946	16.07
$21.02 — $30.00	3,449	6.33	24.36	2,817	24.23
$30.11 — $40.08	504	6.17	36.16	463	36.12
$41.69 — $56.84	399	5.67	45.97	394	45.99
Totals	15,215		$16.36	9,377	$17.25

To date, an aggregate of approximately 35,740,000 shares have been authorized for grant under our stock option plans and as of December 31, 2004, approximately 6,311,000 are available for future grant.

1993 Employee Stock Purchase Plan

In February 1993, the Board of Directors adopted the 1993 Employee Stock Purchase Plan (Employee Purchase Plan). We reserved 2,400,000 shares of common stock for the purchase of shares by employees under the Employee Purchase Plan. At December 31, 2004, 814,806 shares remain available for future purchase. Eligibility to participate in the Employee Purchase Plan is essentially limited to full-time employees who own less than 5% of the outstanding shares. Under the Employee Purchase Plan, eligible employees can purchase shares of our common stock based on a percentage of their compensation, up to certain limits. The purchase price per share must equal at least the lower of 85% of the market value on the date offered or on the date purchased. During 2004, an aggregate of 165,393 shares were purchased by employees under the Employee Purchase Plan at prices of $15.66 or $15.86 per share. During 2003, an aggregate of 210,074 shares were purchased by employees under the Employee Purchase Plan at prices of $7.65 or $11.87 per share. During 2002, an aggregate of 163,369 shares were purchased by employees under the Employee Purchase Plan at prices of $9.23 or $7.23 per share.

17. *INCOME TAXES*

The provision for income taxes consists of the following:

	YEARS ENDED DECEMBER 31,		
(In thousands)	**2004**	2003	2002
Current:			
Federal	**$—**	$—	$—
State	**20**	18	12
Foreign	**60**	55	30
Total Current	**$80**	$73	$42

A reconciliation of the income tax provision computed using the U.S. statutory federal income tax rate compared to the income tax provision included in the accompanying Consolidated Statements of Operations is as follows:

	YEARS ENDED DECEMBER 31,		
(In thousands)	**2004**	2003	2002
Computed at U.S. statutory rate			
At statutory rate	**$(18,074)**	$(44,107)	$(5,079)
Unutilized net operating losses	**18,074**	31,243	5,079
Nondeductible acquired in-process research and development	**—**	12,864	—
State taxes	**20**	18	12
Foreign taxes	**60**	55	30
Total	**$ 80**	$ 73	$ 42

As of December 31, 2004, we have federal and California state net operating loss carryforwards of approximately $407.0 million and $158.7 million, respectively. We also have federal and California state research and other tax credit carryforwards of approximately $12.6 million and $11.6 million, respectively. The federal net operating loss and tax credit carryforwards will expire at various dates beginning in the year 2005 through 2024, if not utilized. The California state net operating losses will expire at various dates beginning in 2005 through 2014, if not utilized. The majority of the state tax credits do not expire.

Utilization of the federal and California net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred income taxes reflect the net effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred tax assets are as follows:

(In thousands)	DECEMBER 31, 2004	DECEMBER 31, 2003
Deferred tax assets:		
Net operating loss carryforwards	**$ 147,909**	$ 117,210
Research and other tax credits	**20,237**	15,940
Intangible assets	**17,481**	18,770
Capitalized research and development costs	**9,145**	10,610
Other	**1,974**	1,220
Total deferred tax assets	**196,746**	163,750
Valuation allowance	**(196,746)**	(163,400)
Total deferred tax assets	**—**	350
Deferred tax liabilities:		
Unrealized gains on investments	**—**	350
Total deferred tax liabilities	**—**	350
Net deferred tax assets	**$ —**	$ —

Because of our lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $33.3 million, $55.7 million and $4.4 million during the years ended December 31, 2004, 2003 and 2002, respectively.

Approximately $78.3 million of the deferred tax assets at December 31, 2004 relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

18. *LEGAL PROCEEDINGS*

We are involved in administrative opposition proceedings being conducted by the European Patent Office with respect to our first European patent relating to humanized antibodies. At an oral hearing in March 2000, the Opposition Division of the European Patent Office decided to revoke the broad claims of our first European humanization patent. We appealed this decision. In November 2003, the Technical Board of Appeal of the European Patent Office decided to uphold our appeal and to set aside the Opposition Division's decision. The Board of Appeal ordered that certain claims be remitted to the Opposition Division for further prosecution and consideration of issues of patentability (novelty, enablement and inventive step). The claims remitted by the Board of Appeal cover the production of humanized antibody light chains that contain amino acid substitutions made under our antibody humanization technology. Regardless of the Opposition Division's decision on these claims, such decision could be subject to further appeals. Until the opposition is resolved, we may be limited in our ability to collect royalties or to negotiate future licensing or collaborative research and development arrangements based on this and our other humanization patents. Moreover, if the opposition is successful, our ability to collect royalties on European sales of antibodies humanized by others would depend on the scope and validity of our second European patent, whether the antibodies are manufactured in a country outside of Europe where they are covered by one of our patents, and in that case the terms of our license agreements with respect to that situation. Also, the Opposition Division's decision could encourage challenges of our related patents in other jurisdictions, including the United States. This decision may lead some of our licensees to stop making royalty payments or lead potential licensees not to take a license, either of which might result in us initiating formal legal actions to enforce our rights under our humanization patents. In such a situation, a likely defensive strategy to our action would be to challenge our patents in that jurisdiction. During the opposition process with respect to our first European patent, if we were to commence an infringement action to enforce that patent, such an action would likely be stayed until the opposition is decided by the European Patent Office. As a result, we may not be able to successfully enforce our rights under our European or related U.S. and Japanese patents.

At an oral hearing in February 2005, the Opposition Division of the European Patent Office decided to revoke the claims in our second European antibody humanization patent. The Opposition Division based its decision on formal issues and did not consider substantive issues of patentability. We appealed the decision to the Technical Board of Appeal at the European Patent Office. The appeal suspends the legal effect of the decision of the Opposition Division during the appeal process, which is likely to take several years.

We intend to vigorously defend the European patents in these proceedings. We may not prevail in the opposition proceedings or any litigation contesting the validity of these patents. If the outcome of the opposition proceedings or any litigation involving our antibody humanization patents were to be unfavorable, our ability to collect royalties on existing licensed products and to license our patents relating to humanized antibodies may be materially harmed. In addition, these proceedings or any other litigation to protect our intellectual property rights or defend against infringement claims by others could result in substantial costs and diversion of management's time and attention, which could harm our business and financial condition. As the outcome of these matters can not be predicted, we have no amounts accrued at December 31, 2004.

In regard to our Japanese humanization patent, in December 2004, the Japanese Supreme Court denied our petition for review of the Tokyo High Court decision upholding revocation of the patent by the Japanese Patent Office. The Japanese Supreme Court decision concludes the proceedings in the matter and the Japanese Patent Office decision to revoke our patent is final.

19. *RELATED-PARTY TRANSACTION*

Pursuant to an agreement with Dr. Laurence Korn regarding his resignation as an officer of the Company, Dr. Korn resigned on June 30, 2004 as Chairman of the Board of Directors and as an employee of the Company. Dr. Korn remains a member of the Board. Under the agreement, Dr. Korn received a cash severance payment of $515,000 in addition to the acceleration of an additional 12 months' of vesting of certain stock options previously granted to him. During the year ended December 31, 2004, in connection with the agreement, we recognized $515,000 in compensation expense for his severance payment and approximately $58,000 in stock-based compensation expense in connection with the accelerated vesting of stock options. Additionally, Dr. Korn will continue to receive certain fringe benefits for a period of one year from his resignation date and 51,668 of his unvested, outstanding stock options as of June 30, 2004 will continue to vest under the terms of the original stock option agreements. As this represents a change in grantee status under FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, and Interpretation of APB Opinion No. 25," we expect to recognize additional stock-based compensation expense over the next two years as these stock options vest under the fair value method of accounting.

20. SUBSEQUENT EVENTS

In January 2005, we entered into a definitive agreement with ESP Pharma Holding Company, Inc. (ESP), a privately held, hospital-focused pharmaceutical company, under which PDL will acquire ESP for $300 million in cash and approximately $175 million in PDL common stock, or an aggregate value of approximately $475 million. In February 2005, this agreement was amended to reflect ESP's agreement to acquire from Centocor, Inc. (Centocor), a biopharmaceutical operating company of Johnson & Johnson, rights to manufacture, develop, market and distribute *Retavase®* (reteplase) in the United States and Canada, including an increase in the purchase price by $25 million in cash payable to the ESP stockholders at the closing of the ESP acquisition. The acquisition price to be paid to Centocor for the rights to *Retavase* is $110 million. Milestone payments of up to $45 million may be made if additional conditions relating to ongoing clinical trials and manufacturing arrangements are satisfied. In February 2005, we entered into a loan commitment agreement with ESP to ensure that the $110 million purchase price payable to Centocor would be available to complete the purchase of *Retavase* by ESP. No amount has been drawn under this commitment as of March 11, 2005.

The aggregate preliminary purchase price is expected to be approximately $503.0 million, including the cash to be paid to ESP stockholders of $325.0 million, the fair market value of PDL's common stock to be issued to ESP stockholders totaling approximately $172.5 million, and estimated direct transaction costs of approximately $5.3 million. In the event that there is a significant change in our stock price from the announcement of the acquisition to the closing date, we may be required to issue additional shares to ESP, which could increase the purchase price by an amount up to $19.2 million. We expect this transaction to close late during the first quarter or early during the second quarter of 2005. We currently estimate between 80% and 85% of the aggregate purchase price will be allocated to capitalizable intangible assets and goodwill, with a smaller portion, or approximately 10%-15%, allocated to acquired in-process research and development expense.

In February 2005, we issued 2.00% Convertible Senior Notes due February 14, 2012 with a principal amount of $250.0 million (2005 Notes). The 2005 Notes are convertible into our common stock at a conversion price of $23.69 per share, subject to adjustment in certain events. Interest on the 2005 Notes is payable semiannually in arrears on February 15 and August 15 of each year. The 2005 Notes are unsecured and subordinated to all our existing and future indebtedness and may be redeemed at our option, in whole or in part, beginning on February 19, 2010 at par value.

We plan to use the proceeds from the 2005 Notes to acquire ESP pursuant to the agreement described above.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Protein Design Labs, Inc.

We have audited the accompanying consolidated balance sheets of Protein Design Labs, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protein Design Labs, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Protein Design Labs, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Palo Alto, California
March 11, 2005

QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)	2004 QUARTER ENDED			
	DECEMBER 31	SEPTEMBER 30	JUNE 30	MARCH 31
Revenues:				
Royalties	$ 19,935	$ 17,131	$ 24,731	$ 22,010
License and other	2,894	2,653	1,052	5,618
Total revenues	22,829	19,784	25,783	27,628
Costs and expenses:				
Research and development	30,199	27,326	32,009	33,029
General and administrative	8,624	7,664	7,450	8,068
Total costs and expenses	38,823	34,990	39,459	41,097
Operating loss	(15,994)	(15,206)	(13,676)	(13,469)
Interest and other income, net	2,523	2,822	2,583	2,284
Interest expense	(1,099)	(1,193)	(1,351)	(1,385)
Loss before income taxes	(14,570)	(13,577)	(12,444)	(12,570)
Provision for income taxes	(12)	(12)	(8)	(48)
Net loss	(14,582)	(13,589)	(12,452)	(12,618)
Basic and diluted net loss per share	$ (0.15)	$ (0.14)	$ (0.13)	$ (0.13)
Shares used in computation of basic and diluted net loss per share	95,613	95,196	94,587	94,000

(In thousands, except per share data)	2003 QUARTER ENDED			
	DECEMBER 31	SEPTEMBER 30	JUNE 30	MARCH 31
Revenues:				
Royalties	$ 8,896	$ 8,758	$ 17,905	$17,145
License and other	4,717	567	3,096	5,602
Total revenues	13,613	9,325	21,001	22,747
Costs and expenses:				
Research and development	24,409	21,812	20,538	15,973
General and administrative	8,148	6,963	7,193	5,309
Acquired in-process research and development	48,159[1]	—	37,834[2]	—
Total costs and expenses	80,716	28,775	65,565	21,282
Operating loss	(67,103)	(19,450)	(44,564)	1,465
Interest and other income, net	(3,320)[3]	4,291	4,188	4,672
Interest expense	(2,424)	(3,705)	(1,755)	(1,886)
Impairment loss on investment	—	—	—	(150)
Income (loss) before income taxes	(72,847)	(18,864)	(42,131)	4,101
Provision for income taxes	12	11	18	32
Net income (loss)	$(72,859)	$(18,875)	$(42,149)	$ 4,069
Net income (loss) per share:				
Basic	$ (0.78)	$ (0.20)	$ (0.45)	$ 0.05
Diluted	$ (0.78)	$ (0.20)	$ (0.45)	$ 0.05
Shares used in computation of net income (loss) per share:				
Basic	93,764	93,665	93,301	89,182
Diluted	93,764	93,665	93,301	90,150

[1] Amount represents acquired in-process research and development related to the purchase of certain technology from Roche that has not yet achieved technological feasibility. For a description of these charges, see Note 2 to the Consolidated Financial Statements.

[2] Amount represents acquired in-process research and development related to the Eos acquisition. For a description of these charges, see Note 4 to the Consolidated Financial Statements.

[3] Amount includes charges of $6.5 million incurred in connection with the early extinguishment of our $150 million 5.50% Convertible Subordinated Notes due February 15, 2007. For a description of these charges, see Note 15 to the Consolidated Financial Statements.

DIRECTORY

Board of Directors

Max Link, Ph.D.
Chairman of the Board

Karen A. Dawes
Principal
Knowledgeable Decisions, LLC

L. Patrick Gage, Ph.D.
Director

George M. Gould*
Of Counsel, Gibbons, Del Deo, Dolan, Griffinger & Vecchione

Laurence Jay Korn, Ph.D.
Director

Mark McDade
Chief Executive Officer

Cary L. Queen, Ph.D.
Director

Jon S. Saxe
President,
Saxe Associates

Officers

Mark McDade
Chief Executive Officer

Steven E. Benner, M.D., M.H.S.
Senior Vice President and Chief Medical Officer

Douglas O. Ebersole
Senior Vice President, Legal, and Secretary

Richard Murray, Ph.D.
Senior Vice President and Chief Scientific Officer

Glen Y. Sato
Senior Vice President and Chief Financial Officer

Brett L. Schmidli
Senior Vice President, Technical Operations

Jaisim Shah
Senior Vice President, Marketing and Medical Affairs

Mark P. Backer, Ph.D.
Vice President, Technical Development

Eric Emery
Vice President, Manufacturing Operations

Barbara K. Finck, M.D.
Vice President, Clinical Development

David Iwanicki
Vice President, Sales and Sales Operations

Behrooz Najafi
Vice President, Information Technology

Cynthia Shumate
Vice President, Intellectual Property

Robert Stagg, Pharm. D.
Vice President, Regulatory Affairs and Safety

Laurie Torres
Vice President, Human Resources

*Retiring from PDL's Board of Directors effective June 8, 2005

CORPORATE INFORMATION

Corporate Headquarters and Research and Development

34801 Campus Drive
Fremont, CA 94555
Tel: 510-574-1400
Fax: 510-574-1500

Pharma Business Operations

ESP Pharma, Inc.
2035 Lincoln Highway
Suite 2150
Edison, NJ 08817
Tel: 732-650-1377
Fax: 732-650-1387

Manufacturing

9450 Winnetka Ave. N.
Brooklyn Park, MN 55445
Tel: 763-255-5000

3955 Annapolis Lane
Plymouth, MN 55447
Tel: 763-551-1778

European Clinical Trial Support

118/120 rue de Rivoli
75001 Paris, France
Tel: +33 1 44 82 70 16
Fax: +33 1 44 82 70 18

Corporate Web Site

www.pdl.com

Transfer Agent and Registrar

Mellon Investor Services LLC
P.O. Box 3315
So. Hackensack, NJ 07606
Tel: (U.S.) 800-522-6645;
(Outside U.S.) 201-329-8660
TDD for hearing impaired:
(U.S.) 800-231-5469;
(Outside U.S.) 201-329-8354
Web site:
www.mellon-investor.com

Independent Auditors

Ernst & Young LLP
Palo Alto, California

Corporate Counsel

DLA Piper Rudnick Gray Cary
Palo Alto, California

Annual Meeting

The Protein Design Labs, Inc. Annual Stockholders Meeting will be held on June 8, 2005, at 10:00 a.m. at the W New York-Union Square Hotel, 201 Park Avenue South, New York, New York.

Corporate Governance Documents

PDL makes available, free of charge through its Internet Web site (www.pdl.com), its corporate governance guidelines, its code of business conduct and ethics, and a policy providing for the reporting of potential violations of the code, for directors, officers (including our principal executive officer, principal financial officer and controller) and employees. The Code of Conduct is available on our Web site at www.pdl.com/documents/code_of_conduct.pdf.

PDL also makes available, free of charge through its Internet Web site, our annual report on SEC Form 10-K, quarterly reports on SEC Form 10-Q, including the chief executive officer and chief financial officer certifications required to be filed with the Securities and Exchange Commission with the annual and quarterly reports. In addition these documents may be viewed through the SEC EDGAR database.

Additionally, stockholders may request free copies of the Code of Conduct as well as our annual and quarterly reports upon request to:

Investor Relations
Protein Design Labs, Inc.
34801 Campus Drive
Fremont, CA 94555
Tel: 510-574-1400
E-mail: cc@pdl.com

Stock Listing

Our common stock trades on the Nasdaq National Market under the symbol "PDLI." We have never paid any cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

Price Range of Common Stock

As of December 31, 2004, there were approximately 217 record holders of PDL common stock. The following table sets forth the quarterly high and low closing bid prices for a share of PDL common stock for the fiscal years ended December 31, 2003 and 2004, as reported by the Nasdaq National Market System.

2003	HIGH	LOW
Q1	$ 9.90	$ 6.98
Q2	$18.91	$ 7.49
Q3	$15.77	$10.81
Q4	$18.10	$12.53
2004		
Q1	**$25.08**	**$17.37**
Q2	**$27.23**	**$16.47**
Q3	**$20.51**	**$15.02**
Q4	**$20.76**	**$17.49**

Design: ProWolfe Partners

Protein Design Labs, Inc.
34801 Campus Drive
Fremont, CA 94555
www.pdl.com

PDL is a fully-integrated biopharmaceutical company focused on the development and commercialization of novel therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a leader in the development of humanized monoclonal antibodies, we have licensed our patents and know how to numerous pharmaceutical and biotechnology companies, some of which are now paying royalties on net sales of licensed products. We market several biopharmaceutical products in the United States through our wholly-owned subsidiary, ESP Pharma, Inc.